Management’s
Discussion and
Analysis

For the Years Ended December 31, 2023 and 2022

This Management’s Discussion and Analysis (“MD&A”) has been prepared as of February 22, 2024 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three and twelve monthsYears Ended ended December 31, 2023 in comparison with the corresponding periods ended December 31, 2022. This discussion should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the yYears Endedear ended December 31, 2023 prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s audited consolidated financial statements and the notes thereto for the yYears Endedear ended December 31, 2023 are available at www.centerragold.com and on SEDAR+ (“SEDAR”) at www.sedarplus.com and EDGAR at www.sec.gov/edgar. In addition, this discussion contains forward-looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See “Caution Regarding Forward-Looking Information” below. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with NG indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures are standardized financial measures under IFRS and these measures may not be comparable to similar financial measures disclosed by other issuers. See section “Non-GAAP and Other Financial Measures” below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measures.
Caution Regarding Forward-Looking Information

This document contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking statements. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “believe”, “continue”, “expect”, “evaluate”, “finalizing”, “forecast”, “goal”, “ongoing”, “plan”, “potential”, “preliminary”, “project”, “restart”, “target” or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2024 guidance, outlook and expectations, including production, cash flow, costs including care and maintenance and reclamation costs, capital expenditures, depreciation, depletion and amortization, taxes and cash flows; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold and copper prices; a Preliminary Economic Assessment at Mount Milligan and any related evaluation of resources or a life of mine beyond 2035; a feasibility study regarding a potential restart of the Thompson Creek Mine; an initial resource estimate at the Goldfield Project including the success of exploration programs or metallurgical testwork; the Company’s strategic plan; increased gold production at Mount Milligan and the success of any metallurgical reviews including the blending of elevated pyrite bearing high-grade gold, low-grade copper ore and any recoveries thereof; the optimization program at Mount Milligan including any improvements to occupational health and safety, the mine and the plant and any potential costs savings resulting from the same; the expected gold and copper production at the Mount Milligan Mine and gold production at Öksüt Mine in 2024; the new multi-year contract with the existing mining and hauling services provider at the Öksüt Mine; royalty rates and taxes, including withholding taxes related to repatriation of earnings from Türkiye; project development costs at Thompson Creek Mine and the Goldfield Project; the decommissioning of the Kemess South TSF sedimentation pond and associated works; financial hedges; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws in the jurisdictions where the Company operates and (C) unanticipated ground and water conditions; risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, landslides, seismic activity, wildfires, earthquakes, COVID-19, or other global events such as wars); lower than expected ore grades or recovery rates; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document are set out in the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Overview
Centerra’s Business

Centerra is a Canada-based mining company focused on operating, developing, exploring and acquiring gold and copper properties worldwide. Centerra’s principal operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the “Mount Milligan Mine”), and the Öksüt gold mine located in Türkiye (the “Öksüt Mine”). The Company also owns the Goldfield District Project (the “Goldfield Project”) in Nevada, United States, the Kemess project (the “Kemess Project”) in British Columbia, Canada as well as exploration properties in Canada, the United States of America (“USA”) and Türkiye and has options to acquire exploration joint venture properties in Canada, Türkiye, and the United States. The Company owns and operates a Molybdenum Business Unit (the “Molybdenum BU”), which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the “Langeloth Facility”), and two primary molybdenum properties: the Thompson Creek Mine in Idaho, USA, and the Endako Mine (75% ownership) in British Columbia, Canada.
As at December 31, 2023, Centerra’s significant subsidiaries were as follows:

Entity	Property - Location	Current Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
	Endako Mine - Canada	Care and maintenance	75%
Öksüt Madencilik A.S.	Öksüt Mine - Türkiye	Operation	100%
Thompson Creek Mining Co.	Thompson Creek Mine - USA	Advanced evaluation	100%
Langeloth Metallurgical Company LLC	Langeloth - USA	Operation	100%
Gemfield Resources LLC	Goldfield Project - USA	Advanced exploration	100%
AuRico Metals Inc.	Kemess Project - Canada	Care and maintenance	100%
The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols “CG” and “CGAU”, respectively.

As at February 22, 2024, there are 215,555,475 common shares issued and outstanding, options to acquire 2,864,964 common shares outstanding under the Company’s stock option plan, and 1,152,318 restricted share units redeemable for common shares outstanding under the Company’s restricted share unit plan (redeemable on a 1:1 basis for common shares).

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended December 31,			Years ended December 31,
	2023	2022	% Change	2023	2022	% Change
Financial Highlights
Revenue	340.0	208.3	63%	1,094.9	850.2	29%
Production costs	161.3	158.1	2%	706.0	574.6	23%
Depreciation, depletion, and amortization ("DDA")	40.6	17.2	136%	124.9	97.1	29%
Earnings from mine operations	138.1	33.0	318%	264.0	178.5	48%
Net loss	(28.8)	(130.1)	78%	(81.3)	(77.2)	(5)%
Adjusted net earnings (loss)(1)	61.2	(13.7)	547%	10.5	(9.4)	212%
Cash provided by (used in) operating activities	145.4	(9.8)	1584%	245.6	(2.0)	12380%
Free cash flow (deficit)(1)	111.0	(25.3)	539%	160.2	(82.9)	293%
Additions to property, plant and equipment (“PP&E”)	67.9	27.9	143%	121.7	275.1	(56)%
Capital expenditures - total(1)	36.4	15.4	136%	88.3	73.2	21%
Sustaining capital expenditures(1)	34.5	15.3	125%	83.5	71.1	17%
Non-sustaining capital expenditures(1)	1.9	0.1	1800%	4.8	2.1	129%
Net loss per common share - $/share basic(2)	(0.13)	(0.59)	78%	(0.37)	(0.29)	(27)%
Adjusted net earnings (loss) per common share - $/share basic(1)(2)	0.28	(0.06)	567%	0.05	(0.04)	225%
Operating highlights
Gold produced (oz)	129,259	53,222	143%	350,317	243,867	44%
Gold sold (oz)	130,281	49,443	163%	348,399	242,193	44%
Average market gold price ($/oz)	1,974	1,728	14%	1,942	1,800	8%
Average realized gold price ($/oz )(3)	1,846	1,352	37%	1,718	1,446	19%
Copper produced (000s lbs)	19,695	16,909	16%	61,862	73,864	(16)%
Copper sold (000s lbs)	16,562	15,374	8%	60,109	73,392	(18)%
Average market copper price ($/lb)	3.70	3.63	2%	3.85	3.99	(4)%
Average realized copper price ($/lb)(3)	3.00	3.43	(13)%	3.01	2.95	2%
Molybdenum sold (000s lbs)	2,158	4,040	(47)%	11,235	13,448	(16)%
Average market molybdenum price ($/lb)	18.64	21.49	(13)%	24.19	18.73	29%
Average realized molybdenum price ($/lb)	20.35	20.86	(2)%	25.39	19.69	29%
Unit costs
Gold production costs ($/oz)(4)	595	790	(25)%	733	681	8%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	831	987	(16)%	1,013	860	18%
All-in costs on a by-product basis ($/oz)(1)(4)	973	1,572	(38)%	1,285	1,201	7%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	905	1,308	(31)%	1,069	1,112	(4)%
Copper production costs ($/lb)(4)	1.85	2.00	(8)%	2.29	1.70	35%
Copper - All-in sustaining costs on a co-product basis – ($/lb)(1)(4)	2.42	2.40	1%	2.69	2.12	27%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)As at December 31, 2023, the Company had 215,497,133 common shares issued and outstanding.
(3)This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”). is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement, copper hedges and mark-to-market adjustments on metal sold not yet finally settled.
(4)All per unit costs metrics are expressed on a metal sold basis.

Overview of Consolidated Results

Fourth Quarter 2023 compared to Fourth Quarter 2022
Net loss of $28.8 million was recognized in the fourth quarter 2023, compared to a net loss of $130.1 million in the fourth quarter 2022. The decrease in net loss was primarily due to:

•higher earnings from mine operations of $138.1 million in the fourth quarter of 2023 compared to $33.0 million in the fourth quarter of 2022 primarily due an increase in gold ounces sold at the Öksüt Mine (88,756 ounces sold in the fourth quarter of 2023 and no ounces sold in the fourth quarter of 2022 due to the suspension of gold room operations at the ADR plant) and higher copper pounds sold at the Mount Milligan Mine. Partially offsetting these factors were lower average realized copper prices, lower gold ounces sold and higher production costs at the Mount Milligan Mine; and
•a non-cash impairment loss of $34.1 million related to the Kemess Project and the Berg Property recognized in the fourth quarter of 2023 compared to a non-cash impairment loss of $138.2 million (net of tax) recognized in the fourth quarter of 2022 related to the Kemess Project.

The decrease in net loss from mine operations was partially offset by:

•a higher reclamation expense of $50.1 million in the fourth quarter of 2023 compared to a reclamation recovery of $3.5 million in the fourth quarter of 2022, primarily due to an increase in the estimated provision for future reclamation cash outflows at the Kemess Project and a decrease in the risk-free interest rates applied to discount these cash flows at the Thompson Creek Mine, Endako Mine and Kemess Project;
•other non-operating expenses of $1.1 million recognized in the fourth quarter of 2023 compared to other non-operating income of $9.2 million in the fourth quarter of 2022 primarily attributable to a higher foreign exchange loss attributable to movement in foreign currency exchange rates, and a loss on non-hedge derivativesfourth2023fourth; and
•a higher income tax expense of $38.9 million in the fourth quarter of 2023, comprising current income tax expense of $39.2 million and deferred income tax recovery of $0.3 million, compared to income tax recovery of $25.1 million in the fourth quarter of 2022, comprising current income tax expense of $0.6 million and deferred income tax recovery of $25.7 million. The increase in income tax expense was primarily due to an increase in current income tax expense resulting from the Öksüt Mine’s resumption of operations in the second quarter of 2023 and a withholding tax expense on the expected repatriation of the Öksüt Mine’s earnings.

Adjusted net earningsNG of $61.2 million were recognized in the fourth quarter of 2023, compared to an adjusted net lossNG of $13.7 million in the fourth quarter of 2022. The increase in adjusted net earningsNG was primarily due to higher earnings from mine operations, partially offset by higher other non-operating expense and higher income tax expense as outlined above.

The main adjusting items to net loss in the fourth quarter of 2023 were:

•$50.0 million of reclamation provision revaluation expense, as noted above;
•$34.1 million related to the non-cash impairment loss of the Kemess Project and the Berg Property;
•$2.5 million of unrealized gain on foreign exchange gains from the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project;
•$2.0 million of other non-operating losses at the Mount Milligan Mine; and
•$1.6 million of unrealized loss on non-hedge derivatives.

The adjusting items to net loss in the fourth quarter of 2022 were:

•$138.2 million, net of tax, related to the non-cash impairment loss of the Kemess Project;
•$14.0 million of income tax recovery resulting from an inflationary adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine;
•$4.4 million non-cash gain on derecognition of the employee health plan benefit provision at the Langeloth Facility upon termination of the plan; and

•$3.4 million reclamation provision revaluation recovery at sites on care and maintenance in the Molybdenum BU primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows.

Cash provided by operating activities was $145.4 million in the fourth quarter of 2023, compared to cash used in operating activities of $9.8 million in the fourth quarter of 2022. The increase in cash provided by operating activities was primarily due to 88,756 gold ounces sold at the Öksüt Mine in the fourth quarter of 2023 compared to no ounces sold in the fourth quarter of 2022, higher average realized gold prices and higher copper pounds sold at the Mount Milligan Mine. Other contributing factors were lower production costs, a favourable working capital change at the Mount Milligan Mine primarily related to the timing of vendor payments and timing of cash collection on concentrate shipments and favorable working capital change due to timing of vendor payments at the Öksüt Mine. Partially offsetting the overall increase in cash provided by operating activities were lower gold ounces sold and lower average realized copper prices at the Mount Milligan Mine as well as a larger release of working capital at the Langeloth facility in the comparative fourth quarter of 2022 due to the reduction of molybdenum inventory.

Free cash flowNG of $111.0 million was recognized in the fourth quarter of 2023, compared to a free cash flow deficitNG of $25.3 million in the fourth quarter of 2022. The increase in free cash flowNG was primarily due to higher cash provided by operating activities as outlined above, partially offset by higher property, plant and equipment additions at the Mount Milligan Mine from higher spending on the mining fleet and projects related to water sourcing and access and higher property, plant and equipment additions at the Öksüt Mine mainly from higher capitalized stripping costs.
Year ended December 31, 2023 compared to 2022

A net loss of $81.3 million was recognized in 2023, compared to a net loss of $77.2 million in 2022. The increase in net loss was primarily due to:

•a reclamation expense of $34.4 million in 2023 compared to reclamation recovery of $94.0 million in 2022, primarily due to an increase in an estimate of future reclamation cash outflows for the Kemess Project and the Endako Mine;
•higher other operating expenses primarily attributable to standby costs of $15.4 million at the Öksüt Mine expensed in the period prior to the restart of full operations in early June 2023; and
•higher income tax expense of $94.9 million in 2023, comprising current income tax expense of $85.7 million and deferred income tax expense of $9.2 million, compared to income tax expense of $32.8 million in 2022, comprising current income tax expense of $37.1 million and deferred income tax recovery of $4.3 million. The increase in income tax expense was mainly due to an increase in current income tax expense resulting from the Öksüt Mine’s resumption of operations in the second quarter of 2023 and a withholding tax expense on the expected repatriation of the Öksüt Mine’s earnings, partially offset by an inflationary adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine, and a lower drawdown of the deferred tax assets at the Mount Milligan Mine.

The increase in net loss from operations was partially offset by:

•higher earnings from mine operations of $264.0 million in 2023 compared to $178.5 million in 2022 primarily due to an increase in the ounces of gold sold at the Öksüt Mine and higher average realized gold and copper prices. Partially offsetting these factors were lower ounces of gold and pounds of copper sold at the Mount Milligan Mine, higher production costs and DDA at the Öksüt Mine as well as lower pounds of molybdenum roasted and sold in 2023 compared to 2022; and
•a non-cash impairment loss of $34.1 million recognized in the fourth quarter of 2023 related to the Kemess Project and the Berg Property compared to a non-cash impairment loss of $138.2 million (net of tax) recognized in 2022 related to the Kemess Project.34.4202394.0202215.494.9202385.79.232.8202237.1$4.3

Adjusted net earningsNG of $10.5 million were recognized in 2023, compared to an adjusted net lossNG of $9.4 million in 2022. The increase in adjusted net earningsNG was due to higher earnings from mine operations, partially offset by an increase in exploration and evaluation costs, other non-operating expense and income tax expense.

The main adjusting items to net loss in 2023 were:

•$34.2 million reclamation provision revaluation recovery, as noted above;
•$34.1 million related to the non-cash impairment loss of the Kemess Project and the Berg Property;
•$19.7 million of income tax expense resulting from the effect of foreign exchange rate changes on monetary assets and liabilities in the determination of taxable income related to the Öksüt Mine and the Mount Milligan Mine as well as the introduction of a one-time income tax levied on taxpayers eligible to claim Turkish Investment Incentive Certificate benefits in 2022; $34.1
•$2.0 million of other non-operating losses at the Mount Milligan Mine; and
•$1.6 million of unrealized loss on non-hedge derivatives.

The adjusting items to net loss in 2022 were:

•$138.2 million, net of tax, related to the non-cash impairment loss of the Kemess Project;
•$94.2 million reclamation provision revaluation at sites on care and maintenance in the Molybdenum BU;
•$15.0 million of legal costs and other related expenses directly related to the seizure of the Kumtor Mine;
•$13.2 million of deferred income tax adjustments mainly resulting from the effect of foreign exchange rate changes on monetary assets and liabilities in the determination of taxable income related to the Öksüt Mine and the Mount Milligan Mine, the Kemess Project, and other comprehensive income as well as an inflation adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine; and
•$4.4 million non-cash gain on the derecognition of the employee health plan benefit provision at the Langeloth Facility in connection with the termination of the plan.

Cash provided by operating activities was $245.6 million in 2023 compared to cash used in operating activities of $2.0 million in 2022. The increase in cash provided by operating activities was primarily due to higher ounces of gold sold at the Öksüt Mine and higher average realized gold and copper prices. Other contributing factors were a favourable change in working capital from the timing of vendor payments and timing of cash collection on concentrate shipments at the Mount Milligan Mine as well as lower cash taxes paid and a favorable working capital change due to the timing of vendor payments at the Öksüt Mine. Partially offsetting these impacts was a decrease in gold ounces and copper pounds sold and higher production costs at the Mount Milligan Mine, lower molybdenum pounds roasted and sold as well as an unfavourable working capital movement from molybdenum concentrate purchased at increased molybdenum prices and timing of vendor payments at the Molybdenum BU. The working capital build-up at the Molybdenum BU significantly reversed in the last three quarters of 2023. The total working capital balance of the Molybdenum BU was $114.7 million at December 31, 2023 compared to $120.4 million at September 30, 2023 and $105.9 million at December 31, 2022.

Free cash flowNG of $160.2 million was recognized in 2023 compared to free cash flow deficitNG of $82.9 million in 2022. The increase in free cash flowNG was primarily due to higher cash provided by operating activities as outlined above and lower property, plant and equipment additions at the Mount Milligan Mine, partially offset by higher property, plant and equipment additions at the Öksüt Mine mainly from higher capitalized stripping costs.

Recent Events and Developments

Transaction with RGLD Gold AG and Royal Gold, Inc.

The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Mine Streaming Agreement”).

On February 13, 2024, the Company and its subsidiary, Thompson Creek Metals Company Inc. (“TCM”) entered into an additional agreement with Royal Gold (“Additional Royal Gold Agreement”), relating to the Mount Milligan Mine. As part of the Additional Royal Gold Agreement, Royal Gold has agreed, among other things, to increase cash payments for the Mount Milligan Mine’s gold and copper delivered to Royal Gold based on the achievement of certain amounts of gold and copper delivered to Royal Gold from shipments occurring after January 1, 2024. The percentage of gold and copper production streamed to Royal Gold remains unchanged at 35% gold and 18.75% copper.

The first threshold date (“First Threshold Date”) will occur when TCM has delivered to Royal Gold either an aggregate of 375,000 ounces of gold or 30,000 tonnes of copper from shipments occurring after January 1, 2024. The Company expects that to occur in 2030. The second threshold (gold) date (“Second Threshold (Gold) Date”) will occur once TCM has delivered to Royal Gold an aggregate of 665,000 ounces of gold and the second threshold (copper) date (“Second Threshold (Copper) Date”) will occur once TCM has delivered to Royal Gold 60,000 tonnes of copper, in each case from shipments occurring after January 1, 2024. The Company expects the Second Threshold (Gold) Date and the Second Threshold (Copper) Date to occur in 2036.

When considered together with the streaming payments under the Mount Milligan Streaming Agreement, the Additional Royal Gold Agreement will effectively provide aggregate cash payments for gold and copper sold (“Threshold Payments”) under the Mount Milligan Streaming Agreement as follows:

For gold, up to:

•the lower of $850 per ounce and 50% of the gold spot price for the period between the First Threshold Date and the Second Threshold (Gold) Date; and
•the lower of $1,050 per ounce and 66% of the gold spot price from and after the Second Threshold (Gold) Date.

For copper, up to:

•50% of the copper spot price for the period between the First Threshold Date and the Second Threshold (Copper) Date; and
•66% of the copper spot price from and after the Second Threshold Copper Date.

The Additional Royal Gold Agreement also provides the Mount Milligan Mine a right to elect to receive payments (“Pre-Threshold Payments”) from Royal Gold prior to the First Threshold Date but only in a low commodity price environment. If both the gold spot price falls is at or falls below $1,600 per ounce and the copper spot price is at or falls below $3.50 per pound (the “Pre-Threshold Reference Prices”), then the Company may elect to receive up to:

•For gold, the lesser of: (i) $415 per ounce, for an aggregate cash payment per ounce equal to $850 when including any cash payment under the Mount Milligan Mine Streaming Agreement; and (ii) an amount per ounce equal to the difference of 66% of the gold spot price, less any cash payment under the Mount Milligan Mine Streaming Agreement; and
•For copper, 35% of the copper spot price, for an aggregate cash payment per metric tonne equal to 50% of the copper spot price when including any cash payment under the Mount Milligan Mine Streaming Agreement.

Any Pre-Threshold Payments previously received would be offset against Threshold Payments if the prices of gold and copper each increase above the Pre-Threshold Reference Prices at the time of any gold or copper delivery under the Mount Milligan Mine Streaming Agreement.

The Company and TCM have agreed to make certain payments and deliveries to Royal Gold as part of the Additional Royal Gold Agreement, including:

•An upfront cash payment of $24.5 million;
•A commitment to deliver an aggregate of 50,000 ounces of gold. The first 33,333 ounces are expected to be delivered in tranches of 11,111 ounces after an equivalent number of gold ounces are received by Centerra in relation to the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership. Any remaining ounces are to be delivered to Royal Gold in quarterly installments equally over a 5-year period, with first delivery to occur by June 30, 2030; and
•Commencing on January 1 of the fiscal year following the later of delivering to Royal Gold an aggregate of 375,000 ounces of gold and an aggregate of 30,000 tonnes of copper, in each case from shipments occuring after January 1, 2024, but no later than January 1, 2036, payments equal to 5% of the Mount Milligan Mine’s annual free cash flow, which increase by an additional 5% of annual free cash flow (for a total of 10% per year) commencing after the latter of the Second Threshold (Gold) Date and Second Threshold (Copper) Date, but no later than January 1, 2036. No payments will be made for a calendar year in which free cash flow is negative, and Centerra is allowed to recoup any negative free cash flow before any such payments to Royal Gold resume. Free cash flow has a meaning specifically defined in Additional Royal Gold Agreement.

As a result of the Additional Royal Gold Agreement, the mine life has been extended by two years to 2035, subject to normal course permitting, and has declared mineral resources of 510 million tonnes, inclusive of reserves. This also establishes a strong platform for Centerra to continue to invest in further drilling at the Mount Milligan Mine. The Company is planning to initiate a Preliminary Economic Assessment (“PEA”) to evaluate the substantial mineral resources at the Mount Milligan Mine with a goal to unlock additional value beyond its current 2035 mine life. The scope of the PEA is expected to include significant drilling completed to the west of the pit not currently included in the existing resource, plus inclusion of existing resources, most of which are classified in the measured and indicated categories. The PEA also plans to evaluate several capital projects to support a further expansion of the Mount Milligan’s Mine’s life, including options for a new tailings storage facility (“TSF”) and potential process plant upgrades. The PEA is expected to be completed in first half of 2025.

Ramp up of Öksüt Mine Operations

In early 2023 the Company completed construction and commissioning of a mercury abatement system to allow processing of mercury-bearing ores in the gold room at the Öksüt Mine’s adsorption, desorption and recovery (“ADR”) plant. In February and March 2023, the ADR facility underwent inspection and testing by the Turkish Ministry of Environment, Urbanization and Climate Change (the “Ministry of Environment”) and the Ministry of Labour and Social Security.

Following the completion and commissioning of the mercury abatement system and approval of an amended environmental impact assessment (“EIA”) by the Ministry of Environment, full operations resumed at the Öksüt Mine on June 5, 2023. Gold production activities have ramped up successfully with 195,926 ounces of gold produced and cash provided by mine operations of $275.1 million in 2023. All gold-in-carbon inventory was processed by the end of the third quarter of 2023, with inventories of recoverable gold on the heap leach pad and in stockpiles remaining at the end of 2023.

Other permitting

In January 2023, the Öksüt Mine received notice of approval of its operating license extension application for a period of 10 years as well as approval of an enlarged grazing land permit to allow expansion of the Keltepe and Güneytepe pits, as planned. Since then, mining activities have been focused principally on the phase 5 and phase 6 pit wall pushback to expand the Keltepe pit and on the phase 2 wall push back to expand the Güneytepe pit.

Change in the tax regulations

On July 15, 2023, new legislation was published in the official gazette of the Republic of Türkiye which increased the corporate income tax rate from 20% to 25%. The new law applies to tax declarations to be filed starting October 1, 2023 and applies to earnings of corporations beginning January 1, 2023 and subsequent taxation periods. In 2023, with respect to the Öksüt Mine, this rate change had a $16.1 million impact on current income tax expense and a $1.1 million impact on the deferred income tax expense.

Pre-Feasibility Study on the Restart of the Thompson Creek Mine

On September 18, 2023, Centerra announced the results of a prefeasibility study (“PFS”) on the restart of mining at Thompson Creek, including an optimized mine plan with 11-year mine life with a total molybdenum production of 134 million pounds. The restart of Thompson Creek, vertically integrated with operations at Langeloth, would result in a combined $373 million after-tax net present value, using 5% discount rate, and 16% after-tax internal rate of return, based on a flat molybdenum price of $20 per pound.

As disclosed at the Outlook section, project spending at the Thompson Creek Mine is expected to be $24 to $32 million over the first six months of 2024 and relates to early work activities which primarily include limited scope refurbishment of existing mining mobile equipment fleet and purchase of additional mobile equipment, stripping activities and technical studies.

The Company has commenced a feasibility study (“FS”) for the Thompson Creek Mine, which is expected to be completed by mid-2024. Upon completion of the FS, the Company expects to approve a limited notice to proceed, authorizing $100 to $125 million of capital for pre-stripping within current permitting authorizations, purchase of long lead items and initiation of plant refurbishments.

As part of the value maximizing plan for the Molybdenum BU, Centerra is evaluating all strategic options for the assets.

Extension of the Corporate Credit Facility

On September 11, 2023, Centerra announced it had extended its US$400 million revolving credit facility (the “Credit Facility”) with a renewed term of four years maturing on September 8, 2027. The interest rate payable on any outstanding borrowings is based on the Secured Overnight Financing Rate plus an applicable margin of 2.25% to 3.25%. The margin is unchanged from the previous credit facility. The credit facility is currently undrawn, and provides future flexibility and may be used for general corporate purposes such as working capital, investments, acquisitions, and capital expenditures.

Normal Course Issuer Bid

On November 3, 2023, Centerra announced that the Toronto Stock Exchange had accepted the renewal of a normal course issuer bid (“NCIB”) to purchase for cancellation up to an aggregate of 18,293,896 common shares in the capital of the Company during the twelve-month period commencing on November 7, 2023 and ending on November 6, 2024. Any tendered Common Shares taken up and paid for Centerra under the NCIB are cancelled.

During the year ended December 31, 2023, the Company repurchased and cancelled 3,475,800 common shares for a total consideration of $20.4 million (C$27.3 million) under its NCIB program.

Executive Management Changes

During the second quarter of 2023, the Company announced the appointment of Paul Tomory as its new President and Chief Executive Officer, effective May 1, 2023 and that Mr. Paul Wright would resume his responsibilities as an independent member of the Board of Directors.

In May 2023, the Company appointed Hélène Timpano as its new Executive Vice-President, Strategy & Corporate Development.

In January 2024, the Company announced that Ryan Snyder will be promoted to Executive Vice President and Chief Financial Officer, effective April 8, 2024. Mr. Snyder will succeed Darren Millman, who is leaving to pursue another opportunity in the mining industry in Australia.

Exploration and Project Evaluation Update

Exploration activities included drilling, surface rock and soil sampling, geological mapping and geophysical surveying at the Company’s various projects and earn-in properties, targeting gold and copper mineralization in Canada, Türkiye, and the United States of America. The activities were primarily focused on drilling programs at the Goldfield Project in Nevada, the Mount Milligan Mine in British Columbia, Öksüt Mine in Türkiye and at greenfield projects in the USA and Türkiye. Project evaluation expenditures were primarily focused on the Goldfield Project in Nevada and the Thompson Creek Mine in Idaho.

Mount Milligan Mine

At the Mount Milligan Mine, Centerra continued to explore to extend resources on the margins of the ultimate pit boundary to the west and south. In 2023, a total of 21,144 meters of drilling were completed at the North Slope, Goldmark, Boundary, Saddle West, Orica and M6. All these targets are located west and southwest of the current pit area. Assay results show mineralization extending west from the pit margin and below the ultimate pit boundary. Within the east-west, corridor (DWBX, North Slope, Saddle, Saddle West, and Boundary zones), results show potential for both shallow and deep resource addition and extension of mineralization west of the ultimate pit boundary. Results from holes drilled within the southwest-northeast corridor (M6 and Orica) linking to the Southern star pit area show mineralization potential in a relatively underexplored area, especially to the southwest.

Goldfield Project

Exploration

At the Goldfield Project in Nevada, USA, exploration drilling focused on Gemfield and its immediate satellites target area, including Jupiter and Callisto. The Jupiter target is situated northeast of the Gemfield deposit which was identified during the year’s activities at the Goldfield Project. Jupiter and Callisto (north of Jupiter) targets are interpreted to represent a deeper sulfide mineralization transitioning to shallow oxide mineralization in the up-dip projection of the host stratigraphy.

During the fourth quarter of 2023, 16 exploration diamond drill holes for 4,024 meters, and 103 reverse circulation holes for 23,160 meters were completed at the Goldfield Project. In addition, three satellite prospects were drill tested. Jupiter prospect, northeast of the Gemfield deposit, Callisto prospect, north of the Gemfield deposit and Kendall prospect, east of the Gemfield deposit, were drilled. A total of 49,272 meters of drilling was achieved in the year. This included three core drill holes that were completed at the Goldfield Main deposit along with five reverse circulation drill holes.

Gemfield and its immediate satellite target areas are geologically characterized by gently-dipping, intermediate and felsic volcanic units unconformably overlain by unconsolidated pebble to cobble conglomerate and down-dropped by post-mineral normal faults. The Jupiter and Callisto prospects represent deeper sulfide mineralization transitioning to shallow oxide mineralization in the up-dip projection of the host stratigraphy. Exploration activities focused on defining the extent of the oxide mineralization and additional exploration activities are planned at both prospects in 2024.

Project Evaluation

As a result of a continuing strategic review of the project, the Company intends to focus exploration activities on oxide and transition material, principally in the Gemfield and nearby deposits that could result in more simplified ore processing methods, a flow sheet with lower capital costs and increased returns on the project when compared to the known sulphide ore at the Goldfield project. The Company will take additional time to perform exploration activities in its large, under-explored land position, targeting oxide mineralization that could be incorporated into the initial resource estimate when completed. The Company is targeting an initial resource estimate by the end of 2024.

Oakley Project

The Oakley Project is a wholly owned project located 21 kilometres south of Oakley, Idaho. In 2023, Centerra completed its earn-in of a 70% interest in the property and subsequently acquired the remaining 30% interest in the property.

Exploration activities continue to define a near-surface, structurally controlled, low sulfidation epithermal gold occurrence at the Blue Hill prospect, similar to the Cold Hill prospect drilled in 2021. The first phase of drilling of 4,584 meters was completed in the third quarter of 2023. Additional epithermal style gold prospects were also identified in the fourth quarter of 2023 in the other parts of the project area. Additional exploration and infill drilling is planned for the Blue Hill and Cold Hill prospects in 2024, along with exploration of the new prospects identified in the fourth quarter of 2023.
2024 Outlook

The Company’s 2024 outlook (unchanged from the Company’s February 14, 2024 news release) and comparative actual results for 2023 are set out in the following table:

	Units	2024 Guidance	2023 Actuals
Production
Total gold production(1)	(Koz)	370 - 410	350
Mount Milligan Mine(2)(3)(4)	(Koz)	180 - 200	154
Öksüt Mine	(Koz)	190 - 210	196
Total copper production(2)(3)(4)	(Mlb)	55 - 65	62
Unit Costs(5)
Gold production costs(1)	($/oz)	800 - 900	733
Mount Milligan Mine(2)	($/oz)	950 - 1,050	1,088
Öksüt Mine	($/oz)	650 - 750	457
All-in sustaining costs on a by-product basisNG(1)(3)(4)	($/oz)	1,075 - 1,175	1,013
Mount Milligan Mine(4)	($/oz)	1,075 - 1,175	1,156
Öksüt Mine	($/oz)	900 - 1,000	675
All-in costs on a by-product basisNG(1)(3)(4)	($/oz)	1,225 - 1,325	1,285
Mount Milligan Mine(4)	($/oz)	1,100 - 1,200	1,199
Öksüt Mine	($/oz)	900 - 1,000	758
All-in sustaining costs on a co-product basisNG(1)	($/oz)	1,125 - 1,225	1,069
Mount Milligan Mine	($/oz)	1,175 - 1,275	1,283
Öksüt Mine	($/oz)	900 - 1,000	758
Copper production costs	($/lb)	1.75 - 2.25	2.29
All-in sustaining costs on a co-product basisNG	($/lb)	2.50 - 3.00	2.69
1.Consolidated Centerra figures.
2.The Mount Milligan Mine is subject to the Mount Milligan Streaming Agreement. Using an assumed market gold price of $1,850 per ounce and a blended copper price of $3.50 per pound for 2024, Mount Milligan Mine’s average realized gold and copper price for 2024 would be $1,355 per ounce and $2.94 per pound, respectively, compared to average realized prices of $1,431 per ounce and $3.01 per pound in 2023, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs. The blended copper price of $3.50 per pound factors in copper hedges in place as of December 31, 2023.
3.In 2024, gold and copper production at the Mount Milligan Mine is projected with recoveries estimated at 64% and 78%, respectively. This compares to the 2023 recoveries of 64.0% for gold and 77.6% for copper. Gold production at the Öksüt Mine assumes recoveries of approximately 76%.
4.Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG and all-in costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
5.Units noted as ($/oz) relate to gold ounces and ($/lb) relate to copper pounds.

Production Profile

In 2023, the Company reported consolidated gold and copper production of 350,317 ounces of gold and 61.9 million pounds of copper, respectively. Centerra's 2024 consolidated gold production is projected to be between 370,000 and 410,000 ounces with an estimated 180,000 to 200,000 ounces from the Mount Milligan Mine and 190,000 to 210,000 ounces from the Öksüt Mine.

In 2023, the Mount Milligan Mine produced 154,391 ounces of gold and 61.9 million pounds of copper. Mount Milligan’s 2024 gold production is expected to be in the range of 180,000 to 200,000 ounces, a 22% increase of the midpoint year-over-year, driven by mine sequencing and higher gold grades. Copper production is expected to be 55 to 65 million pounds in 2024, similar to 2023 production levels. The increased gold production is anticipated due to mining activities in phases 6, 7, and 9 of the open pit, and particularly, mining ore in the phase 7 with a high gold grade ore and low copper grade ore, which is expected to contribute almost half of the contained gold ounces mined in 2024. In addition, mining ore in the lower benches of phase 9 with higher estimated gold grades than the ore-waste transition zone mined in the upper benches of the same phase in 2023, is expected to contribute to the higher gold production in 2024. Mining will be focused on phases 6, 7 and 9 in the first half of the year, and increased focus with mining phase 6 with continuation of phase 7 in the second half of the year. In 2023, the Mount Milligan Mine achieved the highest mill throughput since the start of operations in August 2013 and the mill is expected to operate at similar or slightly higher throughput levels in 2024. In 2024, gold and copper recoveries are expected to be similar to those achieved in 2023. Metallurgical reviews are ongoing, aimed at increasing gold and copper recoveries in the medium term. As previously disclosed, the Company deferred processing a portion of the elevated pyrite bearing high-grade gold, low-grade copper ore mined in phase 7 to 2024, for blending purposes. This is expected to result in overall high gold grades and low copper grades in 2024. Both gold and copper production are expected to be evenly weighted throughout the year, however, gold and copper sales in the second half of the year are expected to contribute approximately 55% of the annual sales.

In 2023, the Öksüt Mine produced 195,926 ounces of gold. In 2024, the Öksüt Mine is expected to produce between 190,000 to 210,000 ounces of gold, which is unchanged from the previously disclosed life of mine (“LOM”) plan, published on September 18, 2023. In 2024, approximately two-thirds of the ore mined is expected to originate from mining phase 2 of the Guneytepe pit, which is characterized by a lower gold grade but a higher process recovery compared to the ore from the Keltepe pit. Additionally, waste stripping activities will continue at phases 5 and 6 of the Keltepe pit, with the ore anticipated to be accessible in phase 5 by the end of the second quarter of 2024. In the first half of 2024, the Öksüt Mine plans to process most of the gold accumulated in the previous year with the first half projected to contribute approximately 60% of the annual gold production. Gold sales are expected to be elevated in the first half of 2024 and closely follow the gold production profile.

Cost Profile

In 2023, the Company’s consolidated gold production costs amounted to $733 per ounce. In 2024, the Company anticipates its gold production costs to range from $800 to $900 per ounce. The expected increase in the gold production costs per ounce is largely due to higher production costs at the Öksüt Mine compared to the previous year. In 2023, the Öksüt Mine gold production costs were $457 per ounce, benefiting from processing of a low cost gold-in-carbon inventory and gold inventory stacked on the heap leach pad. Due to the completion of processing the low cost gold-in-carbon inventory in 2023 and higher local mining contractor costs expected in 2024, the Öksüt Mine’s gold production costs for 2024 are projected to be between $650 to $750 per ounce. Conversely, the Mount Milligan Mine is expected to reduce gold production costs per ounce in 2024, which are estimated to be in the range of $950 to $1,050 per ounce compared to $1,088 per ounce in 2023.

In 2023, the Mount Milligan Mine reported gold production costs of $1,088 per ounce. In 2024, the Company anticipates the Mount Milligan Mine’s gold production cost guidance to be in the range between $950 to $1,050 per ounce. The expected reduction in gold production costs per ounce in 2024, compared to the previous year is primarily due to an increase in gold ounces sold and lower operating costs stemming from the capitalization of higher portion of mining costs to the Tailings Storage Facility (“TSF”) and planned lower mill maintenance costs in 2024 mainly due to fewer expected shutdowns. The Company notes that inflationary pressures on the mine’s cost structure experienced in 2022 and first half of 2023 have largely levelled off in the second half of 2023, normalizing prices of major input costs including prices of fuel, power, and major equipment spare parts and consumables with only minor increases expected of these prices in 2024. In 2024, the Mount Milligan Mine will continue a full asset optimization review that was launched in the fourth quarter of 2023. This review includes assessments of occupational health and safety, productivity and cost efficiency opportunities along with mine plan optimization. The purpose of this extensive program is to instill an interdependent team based approach to a continuous improvement culture, which will identify and implement improvements in the Mount Milligan Mine’s operations on an ongoing basis. The comprehensive program has thus far highlighted key areas of focus within mine, mill and site administration that will be further explored, with implementation planned in the second half of 2024 and potential enhancements in operational efficiency and cost reduction expected to be realized starting in the fourth quarter of 2024. Some of the areas targeted include efficiency and productivity gains in the mine including the load and haul cycles, throughput and metal recovery increases in the plant and overall cost reductions from the supply chain efficiencies. Estimates of the potential cost savings and operations improvements from the mine plan optimization review are still being developed and are not included in the 2024 cost ranges.

In 2023, the Öksüt Mine reported gold production costs of $457 per ounce. This low cost per ounce was primarily due to processing the gold-in-carbon and stacked ore inventory that was accumulated at the Öksüt Mine in 2022 and the first half of 2023, resulting in a relatively low weighted average costs per ounce. In 2024, the Company estimates the Öksüt Mine’s gold production costs in the range of $650 to $750 per ounce. The expected increase in gold production cost per ounce is primarily attributed to an increase in mining and hauling costs and higher weighted average cost per ounce in the remaining inventory. This increase in costs reflects adjustments to the mine’s operational agreements and contracts, including the local labour agreements, and revisions to the contract with a local mining contractor. In January 2024, the Öksüt Mine renewed its multiyear contract with the local mining contractor, procuring mining and hauling services for the duration of the current life of mine. During the first half of 2024, the Öksüt Mine’s gold production costs per ounce are expected to benefit from processing the heap leach inventory accumulated in the previous year, though at a slightly higher cost profile than the average cost per ounce in the fourth quarter of 2023. As the year progresses, the gold production costs per ounce are expected to gradually increase reflecting lower gold production and sales in the latter half of the year, as noted above.

Copper production costs at the Mount Milligan Mine were $2.29 per pound in 2023. In 2024, copper production costs are projected to be in the $1.75 to $2.25 per pound range. Copper production costs per pound are expected to be lower in 2024 primarily due to lower operating costs at the Mount Milligan Mine as noted above and a reduced allocation of production costs to copper compared to gold due to changes in their relative market prices.

Consolidated all-in sustaining costs on a by-product basisNG were $1,013 per ounce in 2023. In 2024, the Company expects its consolidated all-in sustaining costs on a by-product basisNG to be in the range of $1,075 to $1,175 per ounce. The anticipated increase in consolidated all-in sustaining costs on a by-product basisNG in 2024, compared to the previous year, is primarily due to higher gold production costs per ounce at the Öksüt Mine, higher sustaining capital expendituresNG planned at the operating mines as well as lower copper credits at the Mount Milligan Mine. This is expected to be partially offset by lower corporate administration costs.

At the Mount Milligan Mine, all-in sustaining costs on a by-product basisNG were $1,156 per ounce in 2023. In 2024, all-in sustaining costs on a by-product basisNG are expected to range from $1,075 to $1,175 per ounce. Higher gold production outlook for 2024 compared to 2023 is expected to bring down both gold production costs per ounce and all-in sustaining costs on a by-product basisNG. This is expected to be partially offset by higher sustaining capital expendituresNG mainly due to capitalizing a higher proportion of mining costs to the TSF and lower copper credits.

The Öksüt Mine’s all-in sustaining costs on a by-product basisNG were $675 per ounce in 2023. In 2024, all-in sustaining costs on a by-product basisNG at the Öksüt Mine are expected to be in the range of $900 to $1,000 per ounce. The projected increase in these costs compared to 2023 is mainly attributed to the higher gold production costs, as previously outlined. In addition, the Öksüt Mine is anticipated to incur higher sustaining capital expendituresNG in 2024 due to additional capital projects planned and increased capitalized stripping costs. The latter is driven by an increase in waste stripping tonnage planned to be mined at the Keltepe pit and a higher unit rate for tonnes mined per the terms of the renewed mining contract.

Consolidated all-in costs on a by-product basisNG were $1,285 per ounce in 2023. In 2024, the Company expects these costs to be in a similar range, projected between $1,225 and $1,325 per ounce. Although all-in sustaining costs on a by-product basis per ounceNG are expected to increase in 2024, as outlined earlier, this increase is projected to be offset by reductions in other operating costs and exploration and project evaluation expenses. Other operating costs in 2023 included mine standby costs at the Öksüt Mine. The Company is also targeting overall lower exploration and project evaluation costs in 2024.

The Mount Milligan Mine’s all-in costs on a by-product basisNG for 2023 were $1,199 per ounce. In 2024, all-in costs on a by-product basisNG are projected to be between $1,100 and $1,200 per ounce. The Company expects all-in costs on a by-product basisNG in 2024 to be similar or slightly lower than those costs in the prior year.

The Öksüt Mine’s all-in costs on a by-product basisNG were $758 per ounce in 2023. In 2024, the Company projects these costs to be in the range of $900 to $1,000 per ounce. The projected increase in the Mine’s all-in costs on a by-product basisNG reflects higher all-in sustaining costs on a by-product basisNG, as outlined above. Partially offsetting this increase is the elimination of mine standby costs which are not expected in 2024.

Capital Expenditures

(Expressed in millions of United States dollars)	2024 Guidance	2023 Actuals
Capital Expenditures
Additions to PP&E(1)	108 - 140	121.7
Mount Milligan Mine	55 - 65	62.0
Öksüt Mine	40 - 50	50.5
Molybdenum BU	12 - 22	2.0
Other	1 - 3	7.2
Sustaining Capital ExpendituresNG(1)	100 - 125	83.5
Mount Milligan Mine	55 - 65	44.0
Öksüt Mine	40 - 50	36.9
Langeloth Facility	5 - 10	0.9
Non-sustaining Capital ExpendituresNG(1)	8 - 15	4.8
Thompson Creek Mine(2)	7 - 12	0.9
Total Capital ExpendituresNG(1)	108 - 140	88.3
1.Consolidated Centerra figures.
2.Outlook range for the Thompson Creek Mine relates to the first half of 2024 only.

Additions to Property, Plant and Equipment (“PP&E”) for IFRS accounting purposes includes certain non-cash additions to PP&E such as changes in future reclamation costs and capitalization of leases. Capital expendituresNG, which comprise sustaining capital expendituresNG and non-sustaining capital expendituresNG, exclude such non-cash additions to PP&E. In 2023, consolidated additions to PP&E were $121.7 million and total capital expendituresNG were $88.3 million. In 2024, both consolidated additions to PP&E and total capital expendituresNG are planned to be in the range of $108 to $140 million. Total capital expendituresNG are expected to be higher in 2024 primarily due to the timing of the capital expendituresNG in 2023, which was affected by operational delays at the Öksüt Mine, whereby the Company delayed some capital projects awaiting the restart of full operations. In addition, at the Mount Milligan Mine, mining sequence changes resulted in lower capitalization to the TSF in 2023 and project-specific permitting delays experienced for certain capital projects contributed to the deferral of some capital spending to 2024.

The Mount Milligan Mine’s additions to PP&E in 2023 were $62.0 million and total capital expendituresNG were $44.0 million. The difference between additions to PP&E and capital expendituresNG in 2023 is due to costs capitalized to the right-of-use (“ROU”) and asset retirement obligation (“ARO”) assets. In 2024, the Company is expecting additions to PP&E and total capital expendituresNG in the range of $55 to $65 million. Most of the 2024 capital expendituresNG relate to capitalized TSF construction costs amounting to $23 to $25 million, completion of a water pumping system construction project that was started in 2023 as well as overhauls and purchases of mobile equipment.

The Öksüt Mine’s additions to PP&E in 2023 were $50.5 million and total capital expendituresNG were $36.9 million. The difference between additions to PP&E and capital expendituresNG in 2023 is due to costs capitalized to ROU and

ARO assets. In 2024, at the Öksüt Mine the Company plans sustaining capital expendituresNG of $40 to $50 million. Most of the sustaining capital expendituresNG relate to capitalized stripping costs, amounting to $24 to $27 million, waste rock dump expansion project, the heap leach pad expansion and contact water treatment plant construction projects.

The Langeloth Facility’s additions to PP&E and total capital expendituresNG were $0.9 million in 2023. In 2024, the Langeloth Facility is projecting sustaining capital expenditures to be in the range of $5 to $10 million. The majority of these costs are anticipated for maintenance capital expenditures related to a planned outage of the sulfuric acid plant, which is a routine procedure conducted every several years.

The Thompson Creek Mine’s additions to PP&E and total capital expendituresNG were $0.9 million in 2023. In the first half of 2024, the non-sustaining capital expendituresNG are expected to be in the range of $7 to $12 million. These expenditures are primarily intended to cover capital projects associated with early work activities. This includes a limited scope refurbishment of the existing mobile equipment fleet and the purchase of additional mobile equipment, necessary to prepare for a potential limited notice to proceed. The Company expects to authorize a limited notice to proceed upon the completion of a feasibility study anticipated in mid-2024.

Molybdenum Business Unit

(Expressed in millions of United States dollars)	2024 Guidance	2023 Actuals
Langeloth Facility
Loss from operationsNG(1)	(5) - (15)	(14)
Cash (used in) provided by operations before changes in working capital	(5) - 0	(8)
Changes in Working Capital	(20) - 20	(10)
Cash (Used in) Provided by Operations	(25) - 20	(18)
Sustaining Capital ExpendituresNG	(5) - (10)	(1)
Free Cash Flow (Deficit) from OperationsNG	(30) - 10	(19)
Thompson Creek Mine(2)
Non-sustaining Capital ExpendituresNG	(7) - (12)	(1)
Project Evaluation Expenses(2)	(17) - (20)	(13)
Care and Maintenance Expenses	(1) - (3)	(10)
Cash Used in Operations	(25) - (35)	(24)
Endako Mine
Care and Maintenance Expenses	(5) - (7)	(5)
Reclamation Costs(4)	(15) - (18)	(21)
Cash Used in Operations	(20) - (25)	(9)
1.Includes DDA of $4.3 million in the 2023 actuals and $5 to $10 million in the 2024 guidance.
2.Outlook range for the Thompson Creek Mine relates to the first half of 2024 only.
3.Project evaluation expenses are recognized as expense in the consolidated statements of loss.
4.Relates to reclamation costs included in the reclamation provision as at December 31, 2023.

In 2023, the Company’s expenditures at the Thompson Creek Mine were $24 million, including $10.1 million for care and maintenance, $13.0 million costs related to advancement of project studies and early work, including pre-stripping activities in the main open pit area and $0.9 million costs for capital expendituresNG. In the first half of 2024, Thompson Creek Mine is expected to spend approximately $25 to $35 million, which includes $7 to $12 million of capital expendituresNG outlined above, $17 to $20 million of project evaluation expenses, and $1 to $3 million of care and maintenance costs. Project evaluation activities include costs necessary to conduct a mill optimization study, costs to complete the feasibility study, costs to continue pre-stripping in the main pit area and other general site costs. Upon the completion of the feasibility study and a decision on the limited notice to proceed expected mid-2024, the Company plans to update the outlook for the Thompson Creek Mine for the balance of the year.

In 2023, the Langeloth Facility’s loss from operations was $13 million, which included DDA of $4.3 million. In 2024, the Langeloth Facility expects loss from operations in the range of $5 to $15 million which includes DDA of $5 to $10 million. The Company expects that the cash used in operations at the Langeloth Facility will primarily be driven by changes in working capital. While the objective is to maintain lower inventory levels, working capital comprises molybdenum inventory that includes the cost of purchasing molybdenum concentrate from third parties and represents a large portion of the total value of the working capital. The other contributors to the working capital balance includes accounts receivables from customers, material and supplies inventory and accounts payable to vendors. The working capital requirements at the Langeloth Facility are highly dependent on market molybdenum prices. In the first quarter of 2023, the significant increase in the molybdenum prices resulted in increased working capital requirements to purchase molybdenum concentrate at the Langeloth Facility and the additional investment in working capital amounted to approximately $67 million. Through the remaining balance of 2023, approximately $57 million of the increase in investment in working capital was released. In 2024, the Company expects an incremental release of working capital of approximately $20 million at a molybdenum price of $15 per pound and an incremental investment in working capital of approximately $20 million at a molybdenum price of $25 per pound.

In 2023, the Company's expenditures at the Endako Mine totaled $9 million, with minimal costs attributed to reclamation. In 2024, care and maintenance costs are expected to be in the range of $5 to $7 million and reclamation costs are estimated to be between $15 to $18 million. Reclamation activities in 2024 will be focused on the closure of the spillway for Tailings Pond 2 that was deferred from the previous year. Reclamation costs planned in 2024 have been included in the reclamation provision as at December 31, 2023.

Project Evaluation, Exploration, and Other Costs

The Company’s 2024 outlook for the Goldfield Project, Kemess Project, corporate administration, and other exploration projects and comparative actual results for 2023 are set out in the following table:

(Expressed in millions of United States dollars)	2024 Guidance	2023 Actuals
Project Exploration and Evaluation Costs(1)
Goldfield Project	9 - 13	15.4
Thompson Creek Mine(2)	17 - 20	13.0
Total Project Evaluation Costs	26 - 33	28.4
Brownfield Exploration(1)	17 - 22	40.7
Greenfield and Generative Exploration	18 - 23	10.0
Total Exploration Costs	35 - 45	50.7
Total Exploration and Project Evaluation Costs	61 - 78	79.1
Other Costs
Kemess Project(3)	24 - 30	11.1
Corporate Administration Costs	37 - 42	44.9
Stock-based Compensation	8 - 10	9.2
Other Corporate Administration Costs	29 - 32	35.7
1.The exploration and project evaluation costs include both expensed exploration and project evaluation costs as well as capitalized exploration costs and exclude business development expenses. Approximately $1.3 million of these capitalized exploration costs are also included in the projected 2024 sustaining capital expendituresNG at the Mount Milligan Mine, compared to $1.2 million of capitalized exploration costs at the Mount Milligan Mine incurred in 2023. In addition, approximately $0.8 million of capitalized project evaluation costs at the Goldfield project are also included in 2024 non-sustaining capital expendituresNG compared to $3.7 million of such costs in 2023.
2.Outlook range for the Thompson Creek Mine relates to the first half of 2024 only.
3.Includes care and maintenance costs as well as reclamation costs included in the reclamation provision as at December 31, 2023.

Exploration Expenditures (excluding Project Evaluation costs)

In 2023, total exploration expenditures were $50.7 million, including $49.5 million related to expensed exploration and capitalized exploration costs of $1.2 million. Total exploration expenditures in 2024 are expected to be in the range of $35 to $45 million with approximately an even split between brownfield and greenfield projects. The exploration targets for brownfield projects include further drilling at Mount Milligan and Öksüt Mines as well as Goldfield and Oakley Projects.

Goldfield Project

The 2023 exploration and project evaluation costs related to the Goldfield Project in Nevada, USA amounted to $38.6 million, including $23.2 million for exploration costs and $15.4 million for project evaluation costs. In 2024, the Goldfield Project project evaluation costs are expected to be in the range between $9 million to $13 million. The primary objective for the project in 2024 is to complete initial resource estimate for the property, targeted for the end of year. Planned activities include bulk sampling work, large column leach testing, developing preliminary designs for pit and heap leach facilities as well as other technical work necessary for finalizing the initial resource estimate for the project.

Kemess Project

In 2023, care and maintenance costs at the Kemess Project were $11.1 million. In 2024, the Kemess Project will continue to be on care and maintenance. Care and maintenance costs are expected to be in the range of $12 to $14 million, and reclamation costs are estimated to be between $12 to $16 million, slightly higher than 2023 spending. Reclamation activities are expected to be focused on decommissioning of the Kemess South TSF sedimentation pond and associated works. These activities were originally planned for 2023 but then deferred to 2024 due to the occurrence of wild fires in British Columbia in 2023. Reclamation costs planned in 2024 have been included in the reclamation provision as at December 31, 2023.

While Kemess Project has not been a priority for the Company’s project pipeline in the recent past, the Company is now re-evaluating the technical concepts for the property. In 2024, the Company has allocated limited funds to testing these new concepts to determine the future potential of the project. These activities are expected to include confirmation and exploration drilling as well as technical studies.

Corporate Administration

In 2023, corporate and administration expenses were $45 million, including $4 million for severance related costs and stock-based compensation expense of $9 million. Corporate and administration expenses in 2024 are expected to be in the range of $37 to $42 million (including $8 to $10 million of stock-based compensation expenses). The anticipated reduction in costs for 2024 is primarily attributed to lower consulting and professional fees, as the previous year's costs included expenses related to the implementation of a new enterprise resource planning (ERP) software system completed in 2023, and lower severance costs.

Depreciation, Depletion and Amortization

(Expressed in millions of United States dollars)	2024 Guidance	2023 Actuals
Depreciation, depletion and amortization(1)	140 - 165	124.9
Mount Milligan Mine	90 - 100	76.5
Öksüt Mine	45 - 55	44.1
Other	5 - 10	4.3
1.Consolidated Centerra figures.

Consolidated DDA included in costs of sales expense was $124.9 million in 2023 and is expected to increase to the range of $140 to $165 million in 2024. The Mount Milligan Mine’s DDA expense in 2023 was $76.5 million and is expected to be in the range of $90 to $100 million in 2024. The increase in DDA expense at the Mount Milligan Mine is due to higher capital expenditures projected in 2024 compared to 2023. Öksüt Mine’s DDA expense in 2023 was $44.1 million and is expected to be in the range of $45 to $55 million due to a longer operating period and higher sales in 2024 as compared to 2023. The remaining balance of DDA expense for 2024 is estimated to be approximately $5 to $10 million and is primarily related to the Molybdenum BU.

Current Taxes and Tax Payments

(Expressed in millions of United States dollars)	2024 Guidance	2023 Actuals
Income tax and BC mineral tax expense(1)	47 - 57	85.7
Mount Milligan Mine	1 - 5	2.0
Öksüt Mine	46 - 52	83.7
1.Consolidated Centerra figures.

The Mount Milligan Mine’s British Columbia mineral tax expense in 2023 was $2 million and the cash taxes paid were $3.6 million. The difference between tax expense and cash taxes paid is due to timing of tax payments. In 2024, Mount Milligan Mine’s British Columbia mineral tax expense and tax payments are each expected in the same range of $1 to $5 million.

The Öksüt Mine’s current income tax expense in 2023 was $83.7 million and cash taxes paid were $41.6 million. In 2024, the Öksüt Mine income tax expense is expected to be in the range of $46 to $52 million, reflecting a 25% income tax rate and a withholding tax expense of $17 million on the expected repatriation of the Öksüt Mine’s earnings. The Öksüt Mine is expected to pay approximately $85 to $95 million in cash taxes in 2024. The difference between income tax expense and cash taxes paid is due to the timing of tax payments.

Other

In 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership to an affiliate of the Orion Mine Finance Group (“Orion”). Pursuant to an agreement dated December 15, 2020, with Orion and Premier Gold Mines Limited, the Company received the first contingent consideration of $25 million in December 2023.

As a result of the Additional Royal Gold Agreement, the Company disbursed an upfront cash payment of $24.5 million to Royal Gold in February 2023. See “Recent Events and Developments” section in this MD&A.

2024 Material Assumptions

Other material assumptions or factors not mentioned above but used to budget production and costs in 2024 after giving effect to the hedges in place as at December 31, 2023, include the following:

•market gold price of $1,850 per ounce, and an average realized gold price at the Mount Milligan Mine of $1,355 per ounce after reflecting the Mount Milligan Streaming Agreement (i.e., 35% of the Mount Milligan Mine’s gold is sold to Royal Gold for $435 per ounce) and gold refining costs.
•market price of $3.50 per pound for the unhedged portion of copper production. This equates to a blended copper price of $3.50 per pound, reflecting a minimum projected impact of a reduced volume of copper hedges in place for 2024. Realized copper price at the Mount Milligan Mine is estimated to average $2.94 per pound after reflecting the Mount Milligan Streaming Agreement (18.75% of the Mount Milligan Mine’s copper is sold to Royal Gold at 15% of the spot price per metric tonne), and copper treatment and refining costs.
•molybdenum price of $20.00 per pound.
•exchange rates as follows: $1USD:$1.33 CAD, $1USD:30 Turkish lira.
•diesel fuel price of $1.06/litre or CAD$1.41/litre at the Mount Milligan Mine.

The Additional Royal Gold Agreement is not expected to have a significant impact on these assumptions in 2024 as the increase in payments received by the Company for gold ounces and copper pounds delivered to Royal Gold are not expected to commence until approximately 2030. See “Recent Events and Developments” section in this MD&A.

Mount Milligan Streaming Agreement

Production at the Mount Milligan Mine is subject to the Mount Milligan Streaming Agreement. To satisfy its obligations under the Mount Milligan Streaming Agreement the Company purchases refined gold and copper warrants and arranges for their delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Production, cost, and capital expenditure forecasts for the 2024 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially from those estimated. Material assumptions used in forecasting production and costs for 2024 and related risk factors can be found under the heading “Caution Regarding Forward-Looking Information” in this document and under the heading “Risks That Can Affect Centerra’s Business” in the Company’s most recent AIF.

2024 Sensitivities

Centerra’s costs and cash flows for 2024 are sensitive to changes in certain key inputs. The company has estimated the impact of any such changes on its net income, capital costs and cash flows as follows:

Impact on ($ millions)
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	All-in sustaining costs on a by-product basis per ounceNG
Gold price(1)(2)	-$50/oz	8.5 - 10.5	—	15.5 - 17.0	7.0 - 8.5	10 - 12
	+$50/oz	8.5 - 10.5	—	15.5 - 17.0	7.0 - 8.5	10 - 12
Copper price(1)(2)	-10%	0.3 - 0.5	—	8.5 - 11.0	8.0 - 11.0	20 - 30
	+10%	0.3 - 1.0	—	18.0 - 21.0	17.5 - 20.5	45 - 55
Diesel fuel(1)	10%	1.0 - 1.5	0.5 - 1.0	—	1.5 - 2.5	4 - 6
Canadian dollar(1)(3)	10 cents	18.5 - 20.0	0.1 - 0.2	—	18.5 - 20.0	45 - 55
Turkish lira(3)	1 lira	0.2 - 0.5	0.1 - 0.2	—	0.3 - 0.7	1 - 2
(1)Includes the effect of the Company’s copper, diesel fuel and Canadian dollar hedging programs, with current exposure coverage as of December 31, 2023 of approximately 20%, 51% and 78%, respectively.
(2)Excludes the impact of gold hedges, the effect of change in gold price on the royalty at the Öksüt Mine in 2023 and the effect of 26,889 ounces of gold with an average mark-to-market price of $2,074 per ounce and 11.9 million pounds of copper with an average mark-to-market price of $3.89 per pound outstanding under contracts awaiting final settlement in future months as of December 31, 2023.
(3)Appreciation of the currency against the US dollar results in higher costs and lower cash flow and earnings, depreciation of the currency against the US dollar results in decreased costs and increased cash flow and earnings.
Risks That Can Affect Centerra’s Business
Overview

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to the Company. The risk factors below may include details of how the Company seeks to mitigate these risks where possible. For additional discussion of risk factors please refer to the Company’s most recent Annual Information Form (the “AIF”), which is available on the Company’s website www.centerragold.com at SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/edgar.

The Company is subject to risks that can have a material effect on the profitability, future cash flow, decommissioning and reclamation costs, financial condition of the Company and its stated mineral reserves. Some of these risks relate to the mining industry in general, and others apply to specific properties, operations or planned operations. The Company has implemented an enterprise risk management (“ERM”) program which applies to all of its operations and corporate offices. The program is based on leading international risk management standards and industry best practice. It employs both a bottom-up and top-down approach to identify and address risks from all sources that threaten the achievement of the Company’s objectives. Each operating site and project is responsible for identifying, assessing, mitigating, and monitoring risk. Efforts are coordinated by appointed “Risk Champions” who facilitate the process and provide regular reporting to the Company’s corporate risk function.

The ability to deliver on the Company’s vision, strategic objectives and operating guidance depends on its ability to understand and appropriately respond to the uncertainties or “risks” the Company faces and may prevent it from achieving its objectives. In order to achieve this, the Company:

•Maintains a framework that permits it to manage risk effectively and in a manner that creates the greatest value through making risk informed decision making;
•Integrates a process for managing risk into all of its important decision-making processes so that the Company reduces the effect of uncertainty on achieving its objectives;
•Actively monitors key controls the Company relies on to achieve its objectives so that they remain in place and are effective at all times; and,
•Provides assurance to senior management and relevant committees of the Board on the effectiveness of key risk management activities.
The risk management program at the Company considers the full life of mine cycle from exploration through to closure. All aspects of the operations and the Company’s stakeholders are considered when identifying risks. As such, the Company’s risk management program encompasses a broad range of risks including technical, financial, commercial, social, reputational, environmental, governance, health and safety, political and human resources related risks.
Board and Committee Oversight
The Board of Directors has oversight responsibilities for the policies, processes and systems for the identification, assessment, and management of the Company’s principal strategic, financial, and operational risks. Each of the Board’s standing committees is responsible for overseeing risks related to their areas of responsibility and for reviewing the policies, standards and actions undertaken to mitigate such risks.
Management Oversight

Management has the responsibility for the development and implementation of policies, processes and systems for the identification, assessment, and management of the strategic, financial, and operational risks on a company wide basis. The Company’s executive team meets regularly to review the risks facing the organization and to discuss the implementation and effectiveness of mitigation actions.
Principal Risks
The following section describes the risks that are most material to the Company’s business. This is not a complete list of the potential risks the Company faces; there may be others the Company is not aware of, or risks that the Company feels are not material today that could become material in the future. For a more comprehensive discussion about the Company’s risks, see the most recent Form 40-F/AIF on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities and see the “Caution Regarding Forward-Looking Information” in this MD&A.
Strategic, Legal and Planning Risks

Strategic, legal and planning risks include political risks associated with the Company’s operations in Türkiye, United States and Canada, including potential uncertainty created by the impact of changes in, or more aggressive enforcement of laws, regulations and government practices including those with respect to the environment and including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risk of failure of the Company or its operations to comply with such laws, regulations or government practices and the potentially significant consequences thereof, including potential fines and penalties, loss of permits, interruptions or cessation of operations and loss of reputation; risks of community activism resulting in increased contributory demands or business interruptions; delays or refusals to grant required permits and licenses; risk of activist stakeholders advocating for changes to corporate governance practices; status of the Company’s relationships with local communities; Indigenous claims and consultation issues relating to the Company’s properties; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; the impact of constitutional changes or political events or elections in any country that the Company operates in; risks that the Company experiences delay or disruption in its applications for new, amended, or other permits; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; conflicts of interest among its board members; risks related to anti-corruption legislation; Centerra’s future exploration and development activities not being successful; Centerra not being able to replace mineral reserves and resources; risks related to mineral reserves and resources being imprecise; that production and cost estimates, including decommissioning and reclamation costs, may be inaccurate; reputational risks, particularly in light of the increase in social media; inability to identify new opportunities and to grow the business; large fluctuations in the Company’s common share trading price that are beyond the Company’s control or ability to predict and mitigate; potential risks related to kidnapping or acts of terrorism.
Financial Risks

The Company is subject to risks related to its financial position and total liquidity, including sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine and gold doré at the Öksüt Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; persistent inflationary pressures on key input prices; sensitivity to fuel price volatility; the impact of currency fluctuations; global financial conditions; access to future financing including the impact of environmental, social and corporate governance practices and reporting on the Company’s ability to obtain future financing or accessing capital; the impact of restrictive covenants in the Company’s credit facility which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries or making distributions to its shareholders; the Company’s ability to obtain future financing; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; and changes to taxation laws in the jurisdictions where the Company operates.
Operational Risks

Mining and metals processing involve significant production and operational risks. Some of these risks are outside of the Company’s control or ability to predict and mitigate. Some of these risks extend beyond the production life of the property in question. Risks include, but are not limited to, the following: unanticipated ground and water conditions; shortages of water for processing activities; adjacent or adverse land or mineral ownership that results in constraints on current or future mine operations; geological risks, including earthquakes and other natural disasters; wildfires; metallurgical and other processing risks; unusual or unexpected mineralogy or rock formations; ground or slope failures; pit flooding; the integrity of tailings storage facilities and the management thereof, including that related to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water where applicable; the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; flooding or fires; equipment failures or performance problems; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; seismic activity; wildfires; lower than expected ore grades or recovery rates; interruption of energy supply; the Company’s ability to attract and retain qualified personnel; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; allegations related to violation of human rights; the availability of drilling and related equipment in the area where mining operations will be conducted; the failure of equipment or processes to operate in accordance with specifications or expectations including mechanical breakdowns; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; inherent risks associated with the use of sodium cyanide in the mining operations; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; competition for mineral acquisition opportunities; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely on; long lead-times required for equipment and supplies, given the current construction status of TC Mine, and given the remote location of some of the Company’s operating properties, changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to, flooding, wildfires, pandemics, or other global events such as wars); reliance on a limited number of suppliers for certain consumables, equipment and components; risks associated with the conduct of joint ventures and partnerships; the adequacy of the Company’s insurance to mitigate the cost impacts of operational and corporate risks; third party risks arising from outsourcing and other vendor contracts the security of critical operating systems and the risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties.
Market Conditions
Commodities
The Company's profitability is materially affected by the market price of metals, primarily the prices of gold, copper and molybdenum. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control.

	Average spot price
	Three months ended December 31,			Years ended December 31,
	2023	2022	% Change	2023	2022	% Change
Gold (per oz)	1,978	1,728	14%	1,943	1,800	8%
Copper (per lb)	3.73	3.63	3%	3.86	3.99	(3)%
Molybdenum (per lb)	18.64	21.39	(13)%	24.19	18.73	29%
In the fourth quarter of 2023 and for the year ended December 31, 2023, the average gold price increased when compared to the comparable periods of 2022. The gold price fluctuated significantly in 2023 with a lowest price of $1,811 per ounce in the first quarter and a highest price in the fourth quarter of $2,077 per ounce. The gold price was impacted by a variety of factors including monetary policy from the Federal Reserve, central bank demand and elevated geopolitical tensions.
In the fourth quarter of 2023, the average copper price increased when compared to the fourth quarter of 2022, whereas the average copper price for the year ended December 31, 2023 decreased when compared to year ended December 31, 2022. The copper price fluctuated in 2023 with a lowest price of $3.55 per pound and a highest price of $4.27 per pound, ultimately trading in a tighter range of $3.55 to $3.94 per pound in the fourth quarter of 2023. The increase in the fourth quarter is attributable to anticipated supply disruptions stemming from labor strikes and geopolitical tensions, as well as continued increases in demand as a result of the green energy transition.
In the fourth quarter of 2023, the average molybdenum price decreased when compared to the fourth quarter of 2022, whereas the average molybdenum price for the year ended December 31, 2023 increased when compared to year ended December 31, 2022. The price decrease in the fourth quarter of 2023, can be attributed to reduced demand for steel related commodities, but the price increased subsequent to year-end (average price for January 2024 was $19.82 per pound). Sentiment for molybdenum remains bullish overall, with the future price to be influenced by the growing demand in the energy sector, increasing steel production, as well as declining supply.
Foreign Exchange
The Company receives its revenue through the sale of gold, copper and molybdenum in US dollars. The Company has operations in Canada, including its corporate head office, Türkiye and the United States.

The exchange rate of the Canadian dollar and Turkish lira relative to the US dollar is an important financial driver for the Company for the following reasons:

•all revenues are earned in US dollars;
•a significant portion, approximately 70%, of operating and capital costs at the Öksüt Mine are incurred in Turkish lira;
•a majority, approximately 90%, of operating and capital costs at the Mount Milligan Mine are incurred in Canadian dollars;

Approximately 50% (2022 - 61%) of the Company’s combined expenditures from continuing operations were incurred in currencies other than the US dollar during the year ended December 31, 2023.
The performance of these currencies during the periods ended December 31, 2023 and 2022 is as follows:

	Average market exchange rate
	Three months ended December 31,			Years ended December 31,
	2023	2022	% Change	2023	2022	% Change
USD-CAD	1.36	1.36	—%	1.35	1.30	4%
USD-Turkish Lira	28.54	18.61	53%	23.80	16.57	44%

Key Currencies vs. the US Dollar
(source: Bloomberg)
Canadian Dollar
Turkish Lira
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
-120%
Dec-2021
Mar-2022
Jun-2022
Sep-2022
Dec-2022
Mar-2023
Jun-2023
Sep-2023
Dec-2023

The Canadian dollar was consistent against the US dollar in the fourth quarter of 2023 when compared of the fourth quarter of 2022, averaging 1.36 in both periods, while it weakened by 4% when comparing the average for the year ended December 31, 2023 to the year ended December 31, 2022. The USD/CAD currency pairing, ended the year at $1.32 compared to $1.36 as at December 31, 2022. In December 2023, the US dollar weakened against most currencies, inclusive of the Canadian dollar, as US Federal Reserve members signaled a pivot in monetary policy affecting market expectations of the quantity of future rate cuts for 2024.

The Turkish lira weakened relative to the US dollar in the fourth quarter and year ended December 31, 2023December 31, 2022, ending the year at 29.5. The devaluation of the Turkish lira is being offset by persistent high levels of inflation in Türkiye.

The Company utilizes its foreign exchange hedging program in order to manage its exposure to adverse fluctuations in the Canadian dollar, relative to the US dollar, see “Financial Instruments”. The Company does not currently hedge the Turkish lira.
Diesel Fuel
Fuel costs at Centerra’s continuing operations represent approximately 5% of production costs. The prices for Mount Milligan Mine’s diesel fuel are based on a supply agreement for weekly deliveries and priced at the Prince George Rack Rate. The Prince George Rack Rate reflects general benchmark movements, plus additional costs such as seasonal premiums for winterizing, costs to meet regulatory requirements and transportation costs. Mining operations at the Öksüt Mine are outsourced, and the fuel operating cost is included in the outsourcing contract costs, based on the published local retail diesel market price.
The Company utilizes its diesel hedging program in order to manage its exposure to adverse fluctuations in diesel fuel prices, see “Financial Instruments” section of this MD&A.

Liquidity and Capital Resources

The Company’s total liquidity position as December 31, 2023 was $1,011.0 million, representing a cash balance of $612.9 million and $398.1 million available under a corporate credit facility. Credit facility availability is reduced by outstanding letters of credit, amounting to $1.9 million as at December 31, 2023.

Fourth Quarter 2023 compared to Fourth Quarter 2022

See the Overview of Consolidated Results section in this MD&A for the discussion of cash provided by (used in) operating activities.

Cash used in investing activities of $9.2 million was recognized in the fourth quarter of 2023 compared to $15.5 million in the fourth quarter of 2022. The decrease is primarily related to the collection of $25.0 million receivable from the Orion Resources Partners (USA) LP (“Orion”) related to the sale of Greenstone Partnership, partially offset by higher PP&E additions at the Mount Milligan Mine and the Öksüt Mine.

Cash used in financing activities in the fourth quarter of 2023 was $15.4 million compared to $23.5 million in the fourth quarter of 2022. The change relates to fewer Centerra common shares repurchased and cancelled. Consideration paid for share repurchase and cancellation under the Company’s NCIB program in the fourth quarter of 2023 was $2.1 million compared to $11.2 million in the fourth quarter of 2022.

Year ended December 31, 2023 compared to 2022

See the Overview of Consolidated Results section in this MD&A for the discussion of cash provided by (used in) operating activities.
Cash used in investing activities of $90.3 million was recognized in 2023 compared to $255.6 million in 2022. The decrease is primarily related to the collection of $25.0 million receivable from the Orion and lower PP&E additions at the Mount Milligan Mine in 2023 as well as the acquisition of the Goldfield Project of $176.7 million in 2022. The decrease is partially offset by higher PP&E additions at the Öksüt Mine and the milestone payment of $31.5 million made to Waterton Nevada Splitter, LLC (“Waterton”) in 2023 in connection with the acquisition of the Goldfield Project.

Cash used in financing activities of $74.3 million was recognized in 2023 compared to $157.7 million in 2022. The decrease was primarily due to fewer Centerra common shares repurchased and cancelled. During 2022, the Company paid $93.3 million for the repurchase and cancellation of Kyrgyzaltyn’s 77,401,766 Centerra common shares. Offsetting this decline was an increase in the Company’s utilization of the NCIB whereas $20.4 million was paid for the repurchase and cancellation of 3,475,800 Centerra common shares in 2023 compared to $11.2 million paid for the repurchase and cancellation of 2,183,900 Centerra common shares in 2022.
Financial Performance
Fourth Quarter 2023 compared to Fourth Quarter 2022

Revenue of $340.0 million was recognized in the fourth quarter of 2023 compared to $208.3 million in the fourth quarter of 2022. The increase in revenue was primarily due to an increase in the ounces of gold sold at the Öksüt Mine, higher average realized gold prices and higher copper pounds sold, partially offset by lower gold ounces and lower average realized copper prices at the Mount Milligan Mine.

Gold production was 129,259 ounces in the fourth quarter of 2023 compared to 53,222 ounces in the fourth quarter of 2022. Gold production in the fourth quarter of 2023 included 40,503 ounces of gold from the Mount Milligan Mine compared to 53,222 ounces in the fourth quarter of 2022. The lower gold production at the Mount Milligan Mine was primarily due to lower gold head grade from mine sequencing and lower recoveries driven by elevated pyrite bearing gold material processed at the mill. There were 88,756 ounces of gold produced at the Öksüt Mine in the fourth quarter of 2023 compared to no ounces produced in the fourth quarter of 2022 due to the suspension of gold room operations at the ADR plant in the comparable period.

Copper production at the Mount Milligan Mine was 19.7 million pounds in the fourth quarter of 2023 compared to 16.9 million pounds in the fourth quarter of 2022. The increase in copper production is attributed to higher copper head grade and higher mill throughput, partially offset by lower copper recoveries which were affected by the elevated pyrite to chalcopyrite ratio resulting from blending low grade gold and high grade copper ore mined in phase 9 with high grade gold and low grade copper ore mined in phase 7.

The Langeloth Facility roasted 2.2 million pounds and sold 2.2 million pounds of molybdenum in the fourth quarter of 2023 compared to 4.6 million pounds and 4.0 million pounds in the fourth quarter of 2022, respectively. This decrease in the molybdenum roasted and sold was primarily due to the execution of the business plan in 2022 to reduce its molybdenum inventory volumes held and partially due to an increase in molybdenum concentrate available for roasting, resulting from an increase in concentrate supply in the fourth quarter of 2022.

Cost of sales of $201.9 million was recognized in the fourth quarter of 2023 compared to $175.3 million in the fourth quarter of 2022. The increase was primarily attributable to higher production costs and DD&A at the Öksüt Mine. With no gold sales in the fourth quarter of 2022, there was no cost of sales recognized at the Öksüt Mine for that period. The increase was partially offset by a lower production costs at the Molybdenum BU due to a reduction in pounds of molybdenum roasted and sold as well as lower average molybdenum prices to purchase third-party molybdenum concentrate to be processed. In addition, there were lower production costs at the Mount Milligan Mine primarily due to the timing of inventory sales.

Gold production costs were $595 per ounce in the fourth quarter of 2023 compared to $790 per ounce in the fourth quarter of 2022. The decrease was primarily due to higher gold ounces sold at the Öksüt Mine as operations resumed. The decrease is partially offset by lower gold ounces sold and lower production costs from the timing of inventory sales at the Mount Milligan Mine.

DDA was $40.6 million in the fourth quarter of 2023 compared to $17.2 million in the fourth quarter of 2022. The increase in DDA was primarily attributable to the restart of operations at the Öksüt Mine. With no gold sales in the fourth quarter of 2022 at the Öksüt Mine, there was no DDA recognized in the cost of sales for that period.

All-in sustaining costs on a by-product basisNG were $831 per ounce in the fourth quarter of 2023 compared to $987 per ounce in the fourth quarter of 2022. The decrease in all-in sustaining costs on a by-product basisNG was primarily due to lower gold production costs per ounce, partially offset by higher sustaining capital expendituresNG at the Mount Milligan Mine and the Öksüt Mine.

All-in costs on a by-product basisNG were $973 per ounce in the fourth quarter of 2023 compared to $1,572 per ounce in the fourth quarter of 2022. The decrease was primarily due to lower all-in sustaining costs on a by-product basisNG as noted above and lower expensed exploration and evaluation costs.

Expensed exploration and evaluation expenditures of $16.4 million were recognized in the fourth quarter of 2023 compared to $23.5 million in the fourth quarter of 2022. The decrease was primarily due to less drilling activities and technical studies undertaken as part of project evaluation activities at the Goldfield Project during the fourth quarter of 2023 compared to 2022, partially offset by $5.4 million of project evaluation costs at the Thompson Creek Mine. The total expenditures of $16.4 million recognized in 2023 comprised:
•$3.0 million of project evaluation costs at the Goldfield Project ($8.0 million in 2022);
•$2.2 million of drilling and related costs at the Goldfield Project ($6.2 million in 2022);
•$2.3 million of drilling and related costs at the Mount Milligan Mine ($2.1 million in 2022);
•$0.8 million of drilling and related costs at the Öksüt Mine ($1.4 million in 2022);
•$5.4 million of project evaluation costs at the Thompson Creek Mine (nil in 2022); and
•$2.5 million of drilling and related costs across the Company’s other exploration projects ($5.9 million in 2022).

A non-cash impairment loss of $30.0 million was recognized in the fourth quarter of 2023 related to the Kemess Project and $4.1 million was recognized related to the Berg Property which was re-classified as an asset held for sale. A non-cash impairment loss of $138.2 million (net of tax) was recognized in the fourth quarter of 2022 related to the Kemess Project.

Reclamation expense was $50.1 million in the fourth quarter of 2023 compared to reclamation recovery of $3.5 million in the fourth quarter of 2022. The reclamation expense of $50.1 million at sites on care and maintenance was primarily attributable to a decrease in the risk-free interest rates applied to discount the estimated future reclamation cash flows at the Endako Mine, Thompson Creek Mine and Kemess Project and an increase in estimated future reclamation cash outflows at the Kemess Project.

Other non-operating expenses of $1.1 million were recognized in the fourth quarter of 2023 compared to other non-operating income of $9.2 million in the fourth quarter of 2022. The increase in other non-operating expenses is primarily attributable to a higher foreign exchange loss attributable to movement in foreign currency exchange rates, and a loss on non-hedge derivatives. This increase is partially offset by higher interest income earned on the Company’s cash balance from higher interest rates in the fourth quarter of 2023 compared to the fourth quarter of 2022.

The Company recognized income tax expense of $38.9 million in the fourth quarter of 2023, comprising current income tax expense of $39.2 million and deferred income tax recovery of $0.3 million, compared to income tax recovery of $25.1 million in the fourth quarter of 2022, comprising current income tax expense of $0.6 million and deferred income tax recovery of $25.7 million. The increase in income tax expense was mainly due to an increase in current income tax expense resulting from the Öksüt Mine’s resumption of operations in the second quarter of 2023, a withholding tax expense on the expected repatriation of the Öksüt Mine’s earnings, partially offset by an inflationary adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine, and a lower drawdown of the deferred tax assets at the Mount Milligan Mine.
Year ended December 31, 2023 compared to 2022

Revenue of $1,094.9 million was recognized in 2023 compared to $850.2 million in 2022. The increase in revenue was primarily due to an increase in the ounces of gold sold at the Öksüt Mine and higher average realized gold, copper and molybdenum prices, partially offset by lower molybdenum pounds sold and lower gold ounces copper pounds sold at the

Mount Milligan Mine driven by mine sequencing with lower gold and copper grades and recoveries of material processed.

Gold production was 350,317 ounces in 2023 compared to 243,867 ounces in 2022. Gold production in 2023 included 154,391 ounces of gold from the Mount Milligan Mine, compared to 189,177 ounces in 2022, with the lower production primarily due to lower gold head grade and lower recoveries. Gold production was negatively impacted by mine sequencing and lower gold grades than planned when mining in an ore-waste transition zone in phase 9 and elevated pyrite to chalcopyrite ratio of the blended material processed at the mill that negatively affected gold recoveries in 2023. The Öksüt Mine produced 195,926 ounces of gold in 2023 compared to 54,691 ounces of gold in 2022 primarily due to suspension of gold room operations in the ADR plant from March 2022 until early June 2023. Due to the suspension of gold operations in 2022 and operations restart in 2023, the Öksüt Mine operated for seven months in 2023 as compared to three months in 2022. In addition, in 2023, the site was focused on processing gold-in-carbon inventory that was accumulated during the ADR suspension and this built-up inventory allowed the ADR plant to operate at higher production levels in 2023.
Copper production at the Mount Milligan Mine was 61.9 million pounds in 2023 compared to 73.9 million pounds in 2022. The decrease in copper production is attributed to a combination of lower copper head grade and lower recovery affected by the elevated pyrite to chalcopyrite ratio of the blended material processed at the mill.

The Langeloth Facility roasted 11.4 million pounds and sold 11.2 million pounds of molybdenum in 2023 compared to 13.5 million pounds and 13.4 million pounds, respectively, in 2022. This decrease in the molybdenum roasted and sold was primarily due to the execution of the business plan to reduce molybdenum inventory volumes held at the Langeloth Facility and partially due to an increase in molybdenum concentrate available for roasting, resulting from an increase in concentrate supply in 2022.
Cost of sales of $830.9 million was recognized in 2023 compared to $671.7 million in 2022. The increase was primarily due to higher production costs at the Mount Milligan Mine and higher production costs and higher DDA at the Öksüt Mine. In addition, production costs were higher at the Molybdenum BU primarily due to the purchase of molybdenum concentrate at higher molybdenum prices.

Gold production costs were $733 per ounce in 2023 compared to $681 per ounce in 2022. The increase in gold production costs per ounce was primarily due to a decrease in gold ounces sold as well as higher mining and processing costs, partially offset by lower royalties and transportation costs at the Mount Milligan Mine. In addition, there were higher production costs at the Öksüt Mine following operations restart in early June 2023.
All-in sustaining costs on a by-product basisNG were $1,013 per ounce in 2023 compared to $860 per ounce in 2022. The increase was primarily due to higher gold production costs per ounce, lower by-product credits from a decrease in pounds of copper sold at the Mount Milligan Mine and higher sustaining capital expendituresNG at the Öksüt Mine. Partially offsetting the increases were lower sustaining capital expendituresNG at the Mount Milligan Mine, higher ounces of gold sold at the Öksüt Mine, and lower corporate general and administrative costs.
All-in costs on a by-product basisNG were $1,285 per ounce in 2023 compared to $1,201 per ounce in 2022. The increase was due to higher all-in sustaining costs on a by-product basisNG as noted above, standby costs expensed in the period due to limited operating activities in the first five months of 2023 at the Öksüt Mine and higher exploration and project evaluation costs.

Expensed exploration and evaluation costs were $74.8 million in 2023, compared to $66.5 million in 2022. The increase was primarily due to drilling activities at the Goldfield Project as well as $13.0 million of project evaluation costs at the Thompson Creek Mine. The total expenditures of $74.8 million recognized in 2023 comprised:
•$11.7 million of project evaluation costs at the Goldfield Project ($18.9 million in 2022);
•$23.2 million of drilling and related costs at the Goldfield Project ($10.6 million in 2022);
•$6.5 million of drilling and related costs at the Mount Milligan Mine ($12.2 million in 2022);
•$2.1 million of drilling and related costs at the Öksüt Mine ($3.9 million in 2022);
•$13.0 million of project evaluation costs at the Thompson Creek Mine (nil in 2022); and
•$18.3 million of drilling and related costs across the Company’s other exploration projects ($20.9 million in 2022).

Reclamation expense was $34.4 million in 2023 compared to the reclamation recovery of $94.0 million in 2022. The increase in reclamation expense was primarily due to an increase in an estimate of future reclamation cash outflows for the Kemess Project and the Endako Mine in 2023.

Other operating expenses were $29.6 million in 2023 compared to $16.7 million in 2022. The increase in other operating expenses was primarily due to the standby costs of $15.4 million expensed in the first half of 2023 prior to the restart of operations at the Öksüt Mine, as outlined above.
Other non-operating income of $11.1 million was recognized in 2023 compared to $1.9 million in 2022. The increase in other non-operating income was primarily due to the decrease in litigation and related costs incurred in 2022 in connection with the seizure of the Kumtor Mine as well as higher interest income earned on the Company’s cash balance from higher interest rates in 2023 as compared to 2022. The increase in other non-operating income in 2023 was partially offset by a foreign exchange loss attributable to movement in foreign currency exchange rates in 2023 and a gain on derecognition of the employee health plan benefit provision at the Langeloth Facility in 2022 which was not occur in 2023.

The Company recognized income tax expense of $94.9 million in 2023, comprising current income tax expense of $85.7 million and deferred income tax expense of 9.2 million, compared to income tax expense of $32.8 million in 2022, comprising current income tax expense of $37.1 million and deferred income tax recovery of $4.3 million. The increase in income tax expense was mainly due to an increase in current income tax expense resulting from the Öksüt Mine’s resumption of operations in the second quarter of 2023 and a withholding tax expense on the expected repatriation of Öksüt Mine’s earnings, partially offset by an inflationary adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine, and a lower drawdown of the deferred tax assets at the Mount Milligan Mine.

Financial Instruments
The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time. The hedge positions for each of these programs as at December 31, 2023 are summarized as follows:

			Average Strike Price			Settlements (% of exposure hedged)(1)			As at December 31, 2023
Instrument	Unit	Type	2024	2025	2026	2024	2025	2026	Total position(2)	Fair value ($'000's)

FX Hedges
USD/CAD zero-cost collars	CAD	Fixed	$1.30/$1.36	$1.32/$1.38	N/A	$237.0M (37%)	$126.0M	N/A	$363.0M	6,345
USD/CAD forward contracts	CAD	Fixed	1.34	1.35	1.37	$265.0M (41%)	$96.0M	$60.0M	$421.0M	2,244
Total						$502.0M (78%)	$222.0M	$60.0 M	$784.0M	8,589

Fuel Hedges
ULSD zero-cost collars	Barrels	Fixed	$99/$111	$99/$113	N/A	36,000 (22%)	9,000	N/A	45,000	204
ULSD swap contracts	Barrels	Fixed	$104	$107	$99	87,900 (53%)	32,400	16,800	137,100	(568)
Total						123,900 (75%)	41,400	16,800	182,100	(364)

Copper Hedges(2):
Copper zero-cost collars	Pounds	Fixed	$4.00/$5.06	N/A	N/A	9.9M (19%)	N/A	N/A	9.9 M	2,379

Gold Hedges:
Gold put options	Ounces	Fixed	$1,975	N/A	N/A	50,000 (15%)	N/A	N/A	50,000	495

Gold/Copper Hedges (Royal Gold deliverables)(3):
Gold forward contracts	Ounces	Float	N/A	N/A	N/A	24,366	N/A	N/A	24,366	986
Copper forward contracts	Pounds	Float	N/A	N/A	N/A	5.0M	N/A	N/A	5.0M	220
(1)Percentage of exposure hedged is calculated with reference to the expected expenditure to be incurred in Canadian dollars, fuel consumed, copper pounds sold and Oksut gold ounces sold as outlined in the “Outlook” section and is subject to change.
(2)The copper hedge ratio is based on the forecasted copper pounds sold, net of the Mount Milligan Streaming Agreement.
(3)Royal Gold hedging program with a market price determined on settlement of the contract.

The realized (loss) gain recorded in the consolidated statements of loss was as follows:

	Three months ended December 31,		Years ended December 31,
($ millions)	2023	2022	2023	2022
Foreign exchange hedges	(5,657)	(3,336)	(12,189)	779
Fuel hedges	341	2,138	1,993	8,778
Copper hedges	1,207	969	2,924	3,470
Gold hedges(1)	1,042	—	1,988	—
(1)Excludes the premium amounts paid during three months and year ended December 31, 2023.
The Company commenced a hedging program in the second quarter of 2023, consisting of gold put options that are settled based on the weekly average London Bullion Market Association (“LBMA”) gold prices. The hedge positions correspond to periods when higher than usual gold ounces sold at the Öksüt Mine are expected to be realized. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices. See more details on the Company’s policy and accounting treatment in in note 24 of the consolidated financial statements for the year ended December 31, 2023.

As at December 31, 2023, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.
Balance Sheet Review

($millions)	December 31, 2023	December 31, 2022
Total Assets	2,280.8	2,335.9
Total Liabilities	606.6	525.6
Current Liabilities	297.5	274.8
Non-current Liabilities	309.1	250.8
Total Equity	1,674.2	1,810.3
Cash as at December 31, 2023 was $612.9 million compared to $531.9 million as at December 31, 2022. The increase was primarily due to free cash flowNG of $160.2 million and the collection of Orion receivable of $25.0 million, partially offset by the repurchase and cancellation of approximately 3,475,800 Centerra common shares under the Company’s NCIB program amounting to $20.4 million, final milestone payment of $31.5 million to Waterton related to the acquisition of the Goldfield Project and dividends paid of $44.9 million during the year ended December 31, 2023.

Amounts receivable as at December 31, 2023 were $70.8 million compared to $92.2 million at December 31, 2022. The decrease was primarily due to collection of receipts related to molybdenum pounds sold. In addition, the decrease was due to a lower mark-to-market adjustment on the provisionally priced gold and copper sold at the Mount Milligan Mine.

Total inventories as at December 31, 2023 were $257.3 million compared to $316.8 million at December 31, 2022. The decrease was primarily due to a decrease in the gold-in-carbon inventory at the ADR plant at the Öksüt Mine which was fully processed in the course of 2023 after the restart of operations in early June. In addition, there was a decrease in the molybdenum inventory at the Molybdenum Business Unit from a decline in molybdenum prices between the periods, partially offset by slightly higher molybdenum pounds in inventory.

Other current assets as at December 31, 2023 were $25.0 million compared to $49.8 million at December 31, 2022. The decrease was primarily due to the collection of $25.0 million receivable from Orion related to Greenstone project in 2023.

The carrying value of PP&E as at December 31, 2023 was $1.24 billion compared to $1.27 billion at December 31, 20221.24. The decrease in PP&E was primarily due to the depreciation and depletion of PP&E of $114.8 million in the normal course of operations during the period and non-cash impairment loss of $30.0 million at the Kemess Project, partially offset by the additions of $121.7 million related to ongoing capital projects at the existing mines and projects.

Income tax payable as at December 31, 2023 was $41.0 million compared to $1.9 million as at December 31, 2022. The increase was primarily related to current income tax attributable to the Öksüt Mine, partially offset by payments made in the period which were mostly related to the Öksüt Mine

Other current liabilities as at December 31, 2023 were $54.8 million compared to $73.5 million at December 31, 2022. The decrease was primarily due to the milestone payment of $31.5 million related to the acquisition of the Goldfield Project made in September 2023. In addition, there was a decrease in the fair value of derivative liabilities of $11.2 million, partially offset by a $17.1 million increase in the current portion of the provision for reclamation for the Endako Mine and Kemess Project and an $8.1 million share repurchase liability associated with the Company’s automatic share purchase plan (“ASPP”) under its NCIB.

The long-term portion of the provision for reclamation as at December 31, 2023 was $272.6 million compared to $227.9 million at December 31, 2022. The increase was primarily due to an increase in the underlying future reclamation cash flows at all of the sites due to a variety of factors, including timing of reclamation activities and updates to the reclamation closure plans.

Share capital as at December 31, 2023 was $861.5 million compared to $886.5 million as at December 31, 2022. The decrease was due to the repurchase and cancellation of shares under NCIB in 2023 and a balance of $8.1 million share repurchase liability associated with the Company’s ASPP under its NCIB.
Contractual Obligations
The following table summarizes Centerra’s contractual obligations as of December 31, 2023:

($ millions)	2024	2025	2026	2027	Thereafter	Total
Contractual commitments(1)	$345.6	$22.8	$0.3	$—	$—	$368.7
Reclamation provisions(2)	28.1	0.9	0.9	0.9	426.2	456.9
Lease obligations	7.0	6.4	4.3	4.0	5.9	27.6
Total	$380.7	$30.1	$5.5	$4.9	$432.1	$853.2
(1)Excludes trade payables and accrued liabilities. Primarily relates to purchases of molybdenum concentrate under contracts with various mines around the world.
(2)Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. Expected reclamation cash flows are presented above on an undiscounted basis. Reclamation provisions recorded in the Company’s consolidated financial statements are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate.

2024 Liquidity and Capital Resources Analysis
The Company believes that it has sufficient capital resources to satisfy its 2024 mandatory expenditure commitments (including the contractual obligations set out above) and discretionary expenditure commitments. The following table sets out expected capital requirements and resources for 2024:

2024 Mandatory Commitments ($ millions):
Contractual obligations(1)	$380.7
Accounts payable and accrued liabilities (as at December 31, 2023)	201.7
Income taxes payable (as at December 31, 2023)	41.0
Total 2023 mandatory expenditure commitments	$623.4

2024 Discretionary Commitments(2):
Expected capital expendituresNG	$124.0
Expected exploration and evaluation costs(3)	69.5
Total 2024 discretionary expenditure commitments	$193.5
Total 2024 mandatory and discretionary expenditure commitments	$816.9
(1)From the Contractual Obligations table.
(2)From the Outlook table, mid-point of the range.
(3)Excludes exploration costs expected to be capitalized which are included in the expected capital expendituresNG.

Operating Mines and Facilities
Mount Milligan Mine
The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. The Mount Milligan Mine is subject to the Mount Milligan Mine Streaming Agreement. To satisfy its obligations under the Mount Milligan Mine Streaming Agreement, the Company purchases refined gold ounces and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold ounces and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue rather than a cost of operating the mine. On February 14, 2024, the Company announced the Additional Royal Gold Agreement, relating to the Mount Milligan Mine. See “Recent Events and Developments” section in this MD&A.

Mount Milligan Mine Financial and Operating Results

	Three months ended December 31,			Years ended December 31,
($millions, except as noted)	2023	2022	% Change	2023	2022	% Change
Financial Highlights:
Gold revenue	50.7	66.8	(24)%	218.2	248.6	(12)%
Copper revenue	49.7	52.7	(6)%	181.0	216.5	(16)%
Other by-product revenue	2.1	1.7	24%	8.1	7.4	9%
Total revenue	102.5	121.2	(15)%	407.3	472.5	(14)%
Production costs	62.1	69.8	(11)%	303.4	269.0	13%
Depreciation, depletion, and amortization ("DDA")	17.9	15.8	13%	76.5	79.2	(3)%
Earnings from mine operations	22.5	35.6	(37)%	27.4	124.3	(78)%
Earnings from operations(1)	17.5	29.7	(41)%	11.1	100.1	(89)%
Cash provided by mine operations	29.1	26.5	10%	113.9	161.6	(30)%
Free cash flow from mine operations(2)	14.1	15.6	(10)%	72.7	100.4	(28)%
Additions to property, plant and equipment	36.6	14.6	151%	62.0	49.2	26%
Capital expenditures - total(2)	16.4	10.0	64%	44.0	54.7	(20)%
Sustaining capital expenditures(2)	16.4	9.9	66%	44.0	53.1	(17)%
Non-sustaining capital expenditures(2)	—	0.1	(100)%	—	1.6	(100)%
Operating Highlights:
Tonnes mined (000s)	12,397	10,185	22%	50,015	44,362	13%
Tonnes ore mined (000s)	6,256	4,578	37%	21,278	19,420	10%
Tonnes processed (000s)	5,775	5,504	5%	21,680	21,348	2%
Process plant head grade gold (g/t)	0.35	0.47	(26)%	0.36	0.42	(14)%
Process plant head grade copper (%)	0.21%	0.19%	11%	0.18%	0.20%	(10)%
Gold recovery (%)	64.9%	65.5%	(1)%	64.0%	66.9%	(4)%
Copper recovery (%)	78.7%	79.5%	(1)%	77.6%	81.9%	(5)%
Concentrate produced (dmt)	44,805	40,222	11%	142,285	163,918	(13)%
Gold produced (oz) (3)	40,503	53,222	(24)%	154,391	189,177	(18)%
Gold sold (oz)(3)	33,127	49,444	(33)%	152,460	187,490	(19)%
Average realized gold price - combined ($/oz)(3)(4)	1,529	1,352	13%	1,431	1,326	8%
Copper produced (000s lbs)(3)	19,695	16,909	16%	61,862	73,864	(16)%
Copper sold (000s lbs)(3)	16,562	15,374	8%	60,109	73,392	(18)%
Average realized copper price - combined ($/lb)(3)(4)	3.00	3.43	(13)%	3.01	2.95	2%
Unit Costs:
Gold production costs ($/oz)	946	790	20%	1,088	767	42%
All-in sustaining costs on a by-product basis ($/oz)(2)(5)	946	629	50%	1,156	630	83%
All-in costs on a by-product basis ($/oz)(2)(5)	1,016	672	51%	1,199	704	70%
Gold - All-in sustaining costs on a co-product basis ($/oz)(2)(5)	1,237	950	30%	1,283	956	34%
Copper production costs ($/lb)	1.86	2.00	(7)%	2.29	1.70	35%
Copper - All-in sustaining costs on a co-product basis ($/lb)(2)(5)	2.42	2.40	1%	2.69	2.12	27%
Mining costs per tonne mined ($/tonne)(2)	2.16	2.73	(21)%	2.25	2.18	3%
Milling costs per tonne processed ($/tonne)(2)	4.96	4.89	1%	5.96	5.39	11%
Site G&A costs per tonne processed ($/tonne)(2)	2.43	2.77	(12)%	2.51	2.58	(3)%
On site costs per tonne processed ($/tonne)(2)	12.03	12.71	(5)%	13.66	12.5	9%
(1)Includes exploration and evaluation costs and marketing and selling costs.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Mine Streaming Agreement, Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper pounds sold. Royal Gold paid $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered in the periods presented.
(4)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold includes the impact from the Mount Milligan Mine Streaming Agreement, copper hedges and mark-to-market adjustments on metal sold that had not yet settled under contract.
(5)Includes the impact from the Mount Milligan Mine Streaming Agreement and the impact of copper hedges.

Fourth Quarter 2023 compared to Fourth Quarter 2022

Earnings from mine operations of $22.5 million were recognized in the fourth quarter of 2023 compared to $35.6 million in the fourth quarter of 2022. The decrease in earnings from mine operations was primarily due to lower average realized copper prices and lower gold ounces sold driven by mine sequencing with lower gold grades and recoveries of material processed. This was partially offset by higher copper pounds sold from higher grades and higher tonnes processed, lower operating costs, and higher average realized gold prices.
Cash provided by mine operations of $29.1 million was recognized in the fourth quarter of 2023 compared to $26.5 million in the fourth quarter of 2022. The increase was primarily due to favourable working capital changes, lower production costs and higher average realized gold prices, partially offset by lower gold ounces sold and lower average realized copper prices. The favourable working capital change in the fourth quarter of 2023 compared to the fourth quarter of 2022 was primarily related to the timing of vendor payments and timing of cash collection on concentrate shipments.

Free cash flowNG from mine operations of $14.1 million was recognized in the fourth quarter of 2023 compared to $15.6 million in the fourth quarter of 2022. The decrease is primarily due to higher property, plant and equipment additions compared to the fourth quarter of 2022, partially offset by the increase in cash provided by mine operations.

During the fourth quarter of 2023, mining activities were carried out in phases 5, 6, 7, and 9 of the open pit. While phase 9 is the main source of higher copper grades and phase 7 supplies the gold blend, phase 5 is mainly mined to obtain waste to construct the TSF and phase 6 activities are related to top soil stripping. Total tonnes mined were 12.4 million tonnes in the fourth quarter of 2023 compared to 10.2 million tonnes in the fourth quarter of 2022 due to productivity gains from improved cycle times from shorter haul distances and increased utilization rates.

Total process plant throughput for the fourth quarter of 2023 was 5.8 million tonnes, averaging 60,927 tonnes per calendar day compared to 5.5 million tonnes, averaging 59,829 tonnes per calendar day in the fourth quarter of 2022. The increase in throughput in the fourth quarter of 2023 was primarily due to increased SAG mill and secondary crushing circuit runtime compared to the fourth quarter of 2022.

Gold and copper production were impacted by the mining sequence and prioritization of processing high grade copper ore to achieve higher concentrate shipments in the fourth quarter of 2023 compared to prioritization of processing high grade gold ore to increase overall gold production in the fourth quarter of 2022. In addition, recoveries were affected by the elevated pyrite to chalcopyrite ratio resulting from blending low grade gold and high grade copper ore mined in phase 9 with high grade gold and low grade copper ore mined in phase 7. Gold production was 40,503 ounces in the fourth quarter of 2023 compared to 53,222 ounces in the fourth quarter of 2022. The decrease in gold production is primarily attributed to lower gold head grade and lower recoveries. During the fourth quarter of 2023, the average gold head grade and recovery were 0.35 g/t and 64.9% compared to 0.47 g/t and 65.5% in the fourth quarter of 2022. Total copper production was 19.7 million pounds in the fourth quarter of 2023 compared to 16.9 million pounds in the fourth quarter of 2022. The increase in copper production is attributed to higher copper head grade and higher mill throughput. During the fourth quarter of 2023, the average copper head grade and recovery were 0.21% and 78.7% compared to 0.19% and 79.5% in the fourth quarter of 2022.

Gold production costs were $946 per ounce in the fourth quarter of 2023 compared to $790 per ounce in the fourth quarter of 2022. The increase was primarily due to a decrease in gold ounces sold as outlined above, partially offset by lower production costs from the timing of inventory sales.

Copper production costs were $1.86 per pound in the fourth quarter of 2023 compared to $2.00 per pound in the fourth quarter of 2022. The decrease was primarily due to overall lower production costs and higher copper pounds sold.
Mount Milligan Q4 All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG were $946 per ounce in the fourth quarter of 2023 compared to $629 per ounce in the fourth quarter of 2022. The increase was primarily due to lower gold ounces sold, higher sustaining capital expendituresNG and lower copper credits as a result of lower average realized copper prices, partially offset by lower production costs as noted above. Higher capital expenditures in the fourth quarter of 2023 compared to the fourth quarter of 2022 were primarily due to higher spending on the mining fleet and projects related to water sourcing and access.

All-in costs on a by-product basisNG were $1,016 per ounce in the fourth quarter of 2023 compared to $672 per ounce in the fourth quarter of 2022. The increase was due to higher all-in-sustaining costs on a by-product basisNG as noted above.

Year ended December 31, 2023 compared to 2022

Earnings from mine operations of $27.4 million were recognized in 2023 compared to $124.3 million in 2022. The decrease was primarily due to lower gold ounces and copper pounds sold driven by mine sequencing with lower gold and copper grades and recoveries of material processed as well as higher production costs, partially offset by higher average realized gold and copper prices.
Cash provided by mine operations of $113.9 million was recognized in 2023 compared to $161.6 million in 2022. The decrease was primarily due to a decrease in gold ounces and copper pounds sold and higher production costs. Partially offsetting the overall decrease were higher realized gold and copper prices, lower exploration costs and a favourable change in working capital from the timing of vendor payments and timing of cash collection on concentrate shipments.

Free cash flowNG from mine operations of $72.7 million was recognized in 2023 compared to $100.4 million in 2022. The decrease was primarily due to lower cash provided by mine operations as explained above, partially offset by lower sustaining capital expendituresNG.

During 2023, mining activities were carried out in Phases 4, 5, 6, 7, and 9 of the open pit. Total tonnes mined were 50.0 million tonnes in 2023 compared to 44.4 million tonnes mined in 2022. The increased tonnage was primarily due to productivity gains from improved cycle times from shorter haul distances.

The process plant throughput was 21.7 million tonnes, averaging 58,261 tonnes per calendar day compared to 21.3 million tonnes in 2022, averaging 58,488 tonnes per calendar day. In 2023, the Mount Milligan Mine achieved highest annual mill throughput since the start of operations in August 2013.

Gold and copper production were negatively impacted in 2023 by mine sequencing where lower gold grades than planned were mined in an ore-waste transition zone in phase 9, and lower recoveries affected by the elevated pyrite to chalcopyrite ratio resulting from blending low grade gold and high grade copper ore mined in phase 9 with high grade gold and low grade copper ore mined in phase 7. Gold production was 154,391 ounces in 2023 compared to 189,177 ounces in 2022. The decrease was due to lower gold grades and recoveries. During 2023, the average gold grade was 0.36 g/t and recoveries were 64.0% compared to 0.42 g/t and 66.9% in 2022. Total copper production was 61.9 million pounds in 2023 compared to 73.9 million pounds in 2022. The decrease in copper production is attributed to lower copper head grade and lower recoveries. During 2023, the average copper grade was 0.18% and recoveries were 77.6% compared to 0.20% and 81.9%, respectively, in 2022.

Gold production costs were $1,088 per ounce in 2023 compared to $767 per ounce in 2022. The increase was primarily due to a decrease in gold ounces sold as outlined above as well as higher mining and processing costs, partially offset by lower royalties and transportation costs. Mining costs were impacted by mine sequencing and higher volume of material moved as well as higher spending on equipment spare parts and explosive materials, partially offset by lower diesel fuel costs driven by lower consumption in the period. In addition, due to mine sequencing there were fewer tonnes placed as part of the TSF step-out activities during 2023, resulting in approximately $12.2 million less mining costs being capitalized to the TSF between the periods. Processing costs were higher primarily due to higher maintenance costs spent on maintenance materials and labour from general cost inflation. Lower royalties were primarily due to a decrease in gold ounces and copper pounds sold. Transportation costs were lower primarily due to less concentrate moved.
Copper production costs were $2.29 per pound in 2023 compared to $1.70 per pound in 2022, primarily due to higher production costs as noted above and a decrease in copper pounds sold. The increase is partially offset by a lower allocation of costs to copper production costs due to the relative changes in the market prices of gold and copper.

Mount Milligan all-in sustaining costs on a by-product basis per ounceNG ($/oz)
for the years ended December 31, 2023 and 2022
All-in sustaining costs on a by-product basisNG were $1,156 per ounce for 2023 compared to $630 per ounce in 2022. The increase was primarily due to lower gold ounces sold, higher production costs as noted above and lower copper credits as a result of lower copper pounds sold, partially offset by lower sustaining capital expendituresNG. Lower sustaining capital expendituresNG in 2023 compared to the same period of 2022 were due to less spending on the TSF, mill equipment and spares, tailings pumping system and exploration in-pit drilling, partially offset by higher spending on mining fleet and water sourcing and access projects.

All-in costs on a by-product basisNG were $1,199 per ounce in 2023 compared to $704 per ounce in 2022. The increase was due to higher all-in-sustaining costs on a by-product basisNG as noted above, partially offset by a decrease in non-sustaining capital expendituresNG and lower exploration activities.

Öksüt Mine
The Öksüt Mine is located in Türkiye approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site. The Öksüt Mine achieved commercial production on May 31, 2020.
The Öksüt Mine suspended gold doré bar production at the Öksüt Mine in early March 2022 when mercury was detected in the gold room at the ADR plant and subsequently suspended heap leaching operations in August 2022. Following the receipt of an amended EIA at the end of May 2023, crushing, stacking, and ADR activities resumed at the beginning of June 2023. As a result, the results for the three and twelve months ended December 31, 2023 are not directly comparable to the corresponding prior periods.
Öksüt Mine Financial and Operating Results

	Three months ended December 31,			Years ended December 31,
($millions, except as noted)	2023	2022	% Change	2023	2022	% Change
Financial Highlights:
Revenue	190.0	—	—%	380.9	101.6	275%
Production costs(1)	46.1	—	—%	89.6	21.1	325%
Depreciation, depletion, and amortization ("DDA")	21.9	—	—%	44.1	12.6	250%
Earnings from mine operations	122.0	—	—%	247.2	67.9	264%
Earnings (loss) from operations(2)	121.2	(3.4)	3665%	229.7	61.3	275%
Cash provided by (used in) mine operations	144.3	(11.9)	1313%	275.1	(17.5)	1672%
Free cash flow (deficit) from mine operations(3)	127.9	(16.5)	875%	238.2	(33.5)	811%
Additions to property, plant and equipment	27.1	5.1	432%	50.5	14.2	256%
Capital expenditures - total(3)	16.4	4.6	257%	36.9	16.0	131%
Sustaining capital expenditures(3)	16.4	4.6	257%	36.9	16.0	131%
Operating Highlights:
Tonnes mined (000s)	3,499	995	252%	9,873	9,159	8%
Tonnes ore mined (000s)	190	715	(73)%	486	6,455	(92)%
Ore mined - grade (g/t)	0.97	1.62	(40)%	0.95	1.85	(49)%
Ore crushed (000s)	1,180	749	58%	2,497	3,678	(32)%
Tonnes of ore stacked (000s)	1,202	752	60%	2,519	3,776	(33)%
Heap leach grade (g/t)	1.95	1.90	3%	1.91	1.83	4%
Heap leach contained ounces stacked	75,418	45,820	65%	154,878	222,625	(30)%
Gold produced (oz)	88,756	—	—%	195,926	54,691	258%
Gold sold (oz)	97,154	—	—%	195,939	54,704	258%
Average realized gold price ($/oz)(4)	1,955	—	—%	1,942	1,857	5%
Unit Costs:
Gold production costs ($/oz)	474	—	n/a	457	386	18%
All-in sustaining costs on a by-product basis ($/oz)(3)	671	—	n/a	675	791	(15)%
All-in costs on a by-product basis ($/oz)(3)	679	—	n/a	758	891	(15)%
Mining costs per tonne mined ($/tonne)(3)	3.65	3.34	9%	2.69	2.09	29%
Processing costs per tonne processed ($/tonne)(3)	5.23	4.72	11%	4.98	4.05	23%
Site G&A costs per tonne processed ($/tonne)(3)	6.22	7.7	(19)%	9.36	5.13	82%
On site costs per tonne processed ($/tonne)(3)	22.06	16.84	31%	24.88	14.25	75%
(1)Includes government royalties of $16.6 million (2022 - nil) and $33.2 million (2022 - $8.3 million) during three and twelve months ended December 31, 2023, respectively.
(2)Includes exploration and evaluation costs and standby costs.
(3)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(4)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.

Fourth Quarter 2023 compared to Fourth Quarter 2022

Earnings from mine operations were $122.0 million in the fourth quarter of 2023. No earnings from mine operations were reported in the fourth quarter of 2022 as no ounces of gold were sold due to the suspension of gold room operations at the ADR plant.

Cash provided by mine operations was $144.3 million in the fourth quarter of 2023, compared to cash used in mine operations of $11.9 million in the fourth quarter of 2022. The increase was primarily due to no ounces of gold sold in the fourth quarter of 2022 compared to strong production in the fourth quarter of 2023. In addition, there was a favorable working capital change due to timing of vendor payments. The increase was partially offset by higher tax payments.

Free cash flow from mine operationsNG was $127.9 million in the fourth quarter of 2023, compared to the free cash flow deficit from mine operationsNG of $16.5 million in the fourth quarter of 2022. The increase was primarily due to an increase in cash provided by mine operations, partially offset by higher sustaining capital expendituresNG mainly from higher capitalized stripping costs.

Mining activities in the fourth quarter of 2023 were carried out in phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 3.5 million tonnes in the fourth quarter of 2023 compared to 1.0 million tonnes in the fourth quarter of 2022 primarily due to extended working space in the pits as a result of an additional pasture land permit received in early 2023. Mining activities in the fourth quarter of 2023 were mostly focused on pit stripping and waste removal from the Keltepe pit.

The Öksüt Mine stacked 1.2 million tonnes at an average grade of 1.95 g/t, containing 75,418 ounces of gold in the fourth quarter of 2023, compared to 0.8 million tonnes stacked at an average grade of 1.90 g/t, containing 45,820 ounces of gold in the fourth quarter of 2022. The increase in tonnes stacked was primarily due the extended suspension of stacking and leaching operations in 2022. As at December 31, 2023, the Öksüt Mine continued to have high levels of recoverable ounces of gold in ore stockpiles and on the heap leach pad which are expected to be processed in the upcoming months.

Gold production in the fourth quarter of 2023 was 88,756 ounces while no gold production was reported in the fourth quarter of 2022 due to the suspension of gold room operations at the ADR plant. Gold production costs per ounce were $474 in the fourth quarter of 2023. No gold production costs per ounce were reported in the fourth quarter of 2022.

All-in sustaining costs on a by-product basisNG and all-in costs on a by-product basisNG in the fourth quarter of 2023 were $671 and $679 per ounce, respectively. All-in sustaining costs on a by-product basisNG and all-in costs on a by-product basisNG per ounce were not reported in the fourth quarter of 2022 as no ounces of gold were sold.

Year ended December 31, 2023 compared to 2022

Earnings from mine operations were $247.2 million in 2023 compared with $67.9 million in 2022. The increase was primarily due to higher ounces of gold produced and sold as a result of a longer operating period in 2023 as compared to 2022, higher monthly production levels due to the processing of built-up gold-in-carbon and heap leach inventories, and higher average realized gold prices. The increase in earnings from mine operations was partially offset by higher production costs and higher DDA mainly from processing a high volume of gold-in-carbon-inventory the cost of which was previously capitalized. The suspension of operations commended in March 2022 and operations restarted in early June 2023.

Cash provided by mine operations was $275.1 million in 2023 compared with cash used in mine operations of $17.5 million in 2022. The increase in cash provided by mine operations was primarily due to higher ounces of gold sold from processing the gold-in-carbon and heap leach inventory at the Öksüt Mine, higher realized gold prices, lower cash taxes paid and a favorable working capital change due to timing of vendor payments. The increase was partially offset by higher production costs and stand-by costs.

Free cash flowNG from mine operations was $238.2 million in 2023 compared with the free cash flow deficitNG from mine operations of $33.5 million in 2022. The increase in free cash flowNG from mine operations was primarily due to an increase in cash provided by mine operations, partially offset by higher sustaining capital expendituresNG mainly from higher capitalized stripping costs.

Mining activities in 2023 were carried out in phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 9.9 million tonnes in 2023 compared to 9.2 million tonnes in 2022 primarily due to extended working space in the pits as a result of the receipt of an additional pasture land permit received in early 2023. Mining activities in 2023 were mostly focused on pit stripping and waste removal from the Keltepe pit.

Processing activities in 2023 were focused on processing gold-in-carbon inventory that was accumulated during the ADR suspension period. Following the processing of the gold-in-carbon inventory, the focus shifted to stacking ore on the heap leach pad, with 2.5 million tonnes stacked at an average grade of 1.91 g/t containing 154,878 ounces of gold compared with 3.8 million tonnes stacked in 2022 at an average grade of 1.83 g/t containing 222,625 ounces of gold. The decrease in ore tonnes and contained ounces stacked was primarily due to the suspension of heap leaching stacking operations from early January 2023 until early June 2023.

Gold production was 195,926 ounces in 2023 compared to 54,691 ounces in 2022, primarily due to suspension of gold room operations in the ADR plant from March 2022 until early June 2023. Due to this suspension of gold operations, Öksüt Mine operated for seven months in 2023 as compared to three months in 2022. In addition, in 2023 the site was focused on processing gold-in-carbon inventory that was accumulated during the ADR suspension and this built-up inventory allowed the ADR plant to operate at higher production levels in 2023.

Gold production costs were $457 per ounce in 2023 compared with $386 per ounce in 2022. The increase was primarily due to higher production costs, partially offset by higher gold ounces sold. Higher gold production costs were primarily due to the timing of gold ounces sold and higher royalty costs from higher gold ounces sold and an increased average realized gold prices impacting royalty rates. In addition, there were higher site administrative costs from an increase in community relations expenses and higher consulting costs related to various information technology projects. The overall increase in gold production costs was partially offset by higher strip ratio resulting in more mining costs allocated to capitalized stripping expenditures, lower processing costs from lower tonnes stacked on the heap leach and the weakening of the Turkish lira relative to the US dollar.
All-in sustaining costs on a by-product basisNG were $675 per ounce in 2023 compared with $791 per ounce in 2022. The decrease was primarily due to higher gold ounces sold, partially offset by higher operating costs and higher sustaining capital expendituresNG mainly from higher capitalized stripping costs.

All-in costs on a by-product basisNG were $758 per ounce in 2023 compared with $891 per ounce in 2022. The decrease was primarily due to lower all-in sustaining costs on a by-product basisNG, partially offset by higher standby costs incurred during the period of suspension of mining, crushing and stacking activities until June 2023.

Molybdenum Business Unit

The Molybdenum BU includes the Langeloth Facility in Pennsylvania and two North American molybdenum mines: the Thompson Creek Mine in Idaho and the 75%-owned Endako Mine in British Columbia which is currently on care and maintenance.
Molybdenum BU Financial and Operating Results

	Three months ended December 31,			Years ended December 31,
($millions, except as noted)	2023	2022	% Change	2023	2022	% Change
Financial Highlights:
Total revenue	47.4	87.2	(46)%	306.7	276.1	11%
Production costs	53.1	88.3	(40)%	312.9	284.5	10%
Depreciation, depletion, and amortization ("DDA")	0.8	1.4	(43)%	4.3	5.2	(17)%
Loss from mine operations	(6.5)	(2.5)	(160)%	(10.5)	(13.6)	23%
Care and maintenance costs - Molybdenum mines	2.7	5.5	(51)%	16.7	18.4	(9)%
Reclamation expense (recovery)	32.5	(3.4)	1056%	22.0	(94.0)	123%
(Loss) earnings from operations(1)	(47.5)	(5.2)	813%	(65.0)	60.1	(208)%
Cash (used in) provided by operations	(7.7)	8.6	(190)%	(44.4)	(9.3)	(377)%
Free cash (deficit) flow from operations(2)	(9.1)	8.6	(206)%	(46.3)	(10.4)	(345)%
Additions to property, plant and equipment	1.4	0.8	75%	2.0	1.8	12%
Total capital expenditures(2)	1.4	0.8	75%	2.0	1.9	5%
Operating Highlights:
Mo purchased (lbs)	2,574	3,376	(24)%	12,322	11,876	4%
Mo roasted (lbs)(3)	2,247	4,550	(51)%	11,377	13,497	(16)%
Mo sold (lbs)	2,158	4,040	(47)%	11,235	13,448	(16)%
Average market molybdenum price ($/lb)	18.64	21.49	(13)%	24.19	18.73	29%
Average realized molybdenum price ($/lb)	20.35	20.86	(2)%	25.39	19.69	29%
(1)Includes exploration and evaluation costs and other operating costs.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)Amount does not include 1.0 million pounds of molybdenum roasted of toll material during the fourth quarter of 2023 (2022 - 0.5 million) and 1.7 million pounds of molybdenum roasted of toll material in 2023 (2022 - 2.1 million).

Fourth Quarter 2023 compared to Fourth Quarter 2022

Loss from operations of $47.5 million was recognized in the fourth quarter of 2023 compared to loss from operations of $5.2 million in the fourth quarter of 2022. The increase in loss from operations was primarily due to a higher reclamation expense during the fourth quarter of 2023 compared to the fourth quarter of 2022 resulting from changes in the risk-free interest rates applied to the underlying future reclamation cash outflows at the Endako Mine and the Thompson Creek Mine. In addition, there were higher project evaluation expenses related to project studies and advancement work at the Thompson Creek Mine, including project de-risking activities such as geotechnical drilling, additional engineering costs and site early works. During the fourth quarter of 2023, Thompson Creek Mine commenced some early works, including pre-stripping activities in the main open pit area that are expected to continue through the course of 2024. The cost of these activities will be expensed up until at least the Company authorizes a limited notice to proceed expected in mid-2024.

Cash used by operations was $7.7 million in the fourth quarter of 2023, compared to cash provided by operations of $8.6 million in the fourth quarter of 2022. The increase in cash used by operations is primarily due to project studies and advancement work at the Thompson Creek Mine as discussed above as well as an unfavourable change in working capital in the fourth quarter of 2023 compared to the fourth quarter of 2022 at the Langeloth Facility due to a reduction of molybdenum inventory in the fourth quarter of 2022. The total working capital balance of the Molybdenum BU was $114.7 million at December 31, 2023 compared to $120.4 million at September 30, 2023 and $105.9 million at December 31, 2022.

Free cash flow deficit from operationsNG of $9.1 million was recognized in the fourth quarter of 2023, compared to free cash flow of $8.6 million in the fourth quarter of 2022. The decrease was primarily due to the cash used by operations in the fourth quarter of 2023 compared to cash provided by operations in the fourth quarter of 2022 as noted above.

The Langeloth Facility roasted 2.2 million pounds and sold 2.2 million pounds of molybdenum in the fourth quarter of 2023, compared to 4.6 million pounds and 4.0 million pounds, respectively in the fourth quarter of 2022. This decrease in the molybdenum roasted and sold was primarily due to the execution of the business plan to reduce molybdenum inventory volumes held and partially due to an increase in molybdenum concentrate available for roasting, resulting from an increase in concentrate supply in the fourth quarter of 2022.

At December 31, 2023, there were 1.4 million (2022 - 3.3 million) pounds of purchased molybdenum outstanding under contracts awaiting final settlement in the subsequent quarter. All of this inventory was adjusted to a fair value of approximately $18.88 (2022 - $31.00) per pound at the end of the quarter.

(1) The graph presents monthly average molybdenum prices.

Year ended December 31, 2023 compared to 2022

Loss from operations was $65.0 million in 2023 compared to earnings from operations of $60.1 million in 2022. The loss from operations was primarily due to a higher reclamation expense in 2023 compared to reclamation recovery in 2022 mainly due to an increase in estimated future reclamation cash outflows at the Endako Mine. In addition, there were higher project evaluation expenses related to project studies and advancement work at the Thompson Creek Mine, including project de-risking activities such as geotechnical drilling, additional engineering costs and site early works.

Cash used in operations was $44.4 million in 2023 compared to $9.3 million in 2022. The increase in cash used in operations was primarily due to project studies and advancement work at the Thompson Creek Mine as discussed above and an unfavourable working capital movement from molybdenum concentrate purchased at increased molybdenum prices and timing of vendor payments in 2023 compared to 2022. The working capital build-up significantly reversed in the last three quarters of 2023 as a result of decline in molybdenum prices to purchase the concentrate inventory and collection of receipts related to molybdenum pounds sold at higher molybdenum prices. Total working capital build up for Langeloth in 2023 amounted to $10.0 million.
Free cash flow deficit from operationsNG of $46.3 million was recognized in 2023 compared to $10.4 million in 2022, primarily due to higher cash used in operations, as noted above.

The Langeloth Facility roasted and sold 11.4 million pounds and 11.2 million pounds of molybdenum, respectively, in 2023 compared to 13.5 million pounds and 13.4 million pounds, respectively, in 2022. This decrease in the molybdenum roasted and sold was primarily due to the execution of the business plan in 2022 to reduce its molybdenum inventory volumes held and partially due to an increase in molybdenum concentrate available for roasting, resulting from an increase in concentrate supply in 2022.
Annual Results – Previous Three Years

$millions, except per share data	2023	2022	2021(3)
Revenue	1,095	850	900
Net (loss) earnings from continuing operations(1)	(81)	(77)	447
Basic (loss) earnings per share - continuing operations	(0.37)	(0.29)	1.51
Diluted (loss) earnings per share - continuing operations	(0.38)	(0.31)	1.48
Net loss(2)	(81)	(77)	(382)
Basic loss per share	(0.37)	(0.29)	(1.29)
Diluted loss per share	(0.38)	(0.31)	(1.29)
Cash dividends declared per common share (C$)	0.28	0.28	0.24
Total assets	2,280.8	2,335.9	2,676.6
Total non-current liabilities	309.1	250.8	405.6
(1)Net losses in 2023 and 2022 reflect the impact of non-cash impairment loss at the Kemess Project. Net earnings in 2021 reflect the impact of impairment reversal at the Mount Milligan Mine.
(2)Net loss in 2021 reflects the impact of derecognition of the Kumtor Mine.
(3)As a result of the loss of control of the Kumtor Mine, the Company deconsolidated the results of the Kumtor Mine and presented its financial results as a discontinued operation, separate from the Company’s consolidated financial results.
Quarterly Results – Previous Eight Quarters

$millions, except per share data	2023				2022
quarterly data unaudited	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	340	344	185	227	208	179	168	295
Net (loss) earnings(1)	(29)	61	(40)	(73)	(130)	(34)	(3)	89
Basic (loss) earnings per share	(0.13)	0.28	(0.18)	(0.34)	(0.59)	(0.14)	(0.01)	0.30
Adjusted earnings (loss) per share - basic	0.28	0.20	(0.20)	(0.24)	(0.06)	(0.06)	(0.12)	0.19
Diluted (loss) earnings per share	(0.13)	0.27	(0.18)	(0.34)	(0.59)	(0.15)	(0.01)	0.30
Adjusted earnings (loss) per share - diluted	0.28	0.20	(0.20)	(0.24)	(0.06)	(0.06)	(0.12)	0.19
(1)Net losses in Q4 2023 and Q4 2022 reflect the impact of a non-cash impairment loss at the Kemess Project.

Related Party Transactions
Transactions with key management personnel
The Company transacts with key management personnel, who have authority and responsibility to plan, direct and control the activities of the Company and receive compensation for services rendered in that capacity. Key management personnel include members of the Board of Directors and members of the senior leadership team.

During the years ended December 31, 2023 and 2022, remuneration to key management personnel was as follows:

	2023	2022
Director fees earned and other compensation	$539	$740
Salaries and benefits, including severance	7,832	12,568
Share-based compensation	3,574	273
Total compensation	$11,945	$13,581
Accounting Estimates, Policies and Changes
Accounting Estimates
The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and earnings are outlined in note 4 of the consolidated financial statements for the year ended December 31, 2023.
Disclosure Controls and Procedures and Internal Control Over Financial Reporting
December 31, 2023December 31, 2023
Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 (“SOX”) and those of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, the Company’s management evaluated the effectiveness of its internal control over financial reporting. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting was effective as at December 31, 2023.

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. During the year, the Company implemented a new ERP system to improve standardization and automation rather than in response to a deficiency in its internal control over financial reporting. The Company believes that the implementation of the ERP system, and related changes to internal controls, will enhance its internal control over financial reporting while providing the ability to scale its business in the future.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Non-GAAP and Other Financial Measures
This MD&A contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.
Definitions
The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:
•All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the condensed consolidated statements of (loss) earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three months and year ended December 31, 2023, 455 and 466 pounds, respectively, of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
•All-in costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all-in sustaining costs on a by-product basis, exploration and study costs, non-sustaining capital expenditures, care and maintenance and other costs. A reconciliation of all-in costs on a by-product basis to the nearest IFRS measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Adjusted net earnings (loss) is a non-GAAP financial measure calculated by adjusting net (loss) earnings as recorded in the condensed consolidated statements of (loss) earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net (loss) earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
•Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
•Free cash flow (deficit) from mine operations is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self-funding of each of its operating mines and facilities.
•Mining costs per tonne mined is a non-GAAP financial measure calculated by dividing the mining costs by the number of tonnes mined. Management uses these measures to monitor the cost management effectiveness of the mining process for each of its operating mines.
•Processing costs per tonne stacked is a non-GAAP financial measure calculated by dividing the the processing costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the mine processing for each of its operating mines.
•Site G&A costs per tonne processed is a non-GAAP financial measure calculated by dividing the site G&A costs ts by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the site G&A process for each of its operating mines.
•On site costs per tonne processed is a non-GAAP financial measure calculated by dividing the operating expenses less changes in inventories, royalties and other costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the relevant production costs for each of its operating mines.
•Average realized gold price is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
•Average realized copper price is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.
•Total liquidity is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Credit facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended December 31,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2023	2022	2023	2022	2023	2022
Production costs attributable to gold	77.5	39.0	31.4	39.0	46.1	—
Production costs attributable to copper	30.7	30.8	30.7	30.8	—	—
Total production costs excluding Molybdenum BU segment, as reported	108.2	69.8	62.1	69.8	46.1	—
Adjust for:
Third party smelting, refining and transport costs	3.1	3.5	2.7	3.5	0.4	—
By-product and co-product credits	(52.0)	(54.3)	(51.9)	(54.3)	(0.1)	—
Adjusted production costs	59.3	19.0	12.9	19.0	46.4	—
Corporate general administrative and other costs	11.6	12.1	0.1	0.4	—	—
Reclamation and remediation - accretion (operating sites)	2.6	1.7	0.6	0.5	2.0	1.2
Sustaining capital expenditures	33.1	14.5	16.3	9.9	16.5	4.6
Sustaining leases	1.6	1.5	1.4	1.3	0.2	0.2
All-in sustaining costs on a by-product basis	108.2	48.8	31.3	31.1	65.2	6.0
Exploration and evaluation costs	10.8	23.0	2.3	2.0	0.8	1.4
Non-sustaining capital expenditures(1)	1.9	0.1	—	0.1	—	—
Care and maintenance and other costs	5.8	5.8	—	—	—	1.3
All-in costs on a by-product basis	126.8	77.7	33.6	33.2	66.0	8.7
Ounces sold (000s)	130.3	49.4	33.1	49.4	97.2	—
Pounds sold (millions)	16.6	15.4	16.6	15.4	—	—
Gold production costs ($/oz)	595	790	946	790	474	n/a
All-in sustaining costs on a by-product basis ($/oz)	831	987	946	629	671	n/a
All-in costs on a by-product basis ($/oz)	973	1,572	1,016	672	679	n/a
Gold - All-in sustaining costs on a co-product basis ($/oz)	905	1,308	1,237	950	671	n/a
Copper production costs ($/pound)	1.85	2.00	1.86	2.00	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.42	2.40	2.42	2.40	n/a	n/a
(1)Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Years ended December 31,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2023	2022	2023	2022	2023	2022
Production costs attributable to gold	255.5	164.9	165.9	143.8	89.6	21.1
Production costs attributable to copper	137.5	125.1	137.5	125.1	—	—
Total production costs excluding Molybdenum BU segment, as reported	393.0	290.0	303.4	268.9	89.6	21.1
Adjust for:
Third party smelting, refining and transport costs	10.9	12.1	10.1	11.9	0.8	0.2
By-product and co-product credits	(189.4)	(223.8)	(189.0)	(223.8)	(0.4)	—
Adjusted production costs	214.5	78.3	124.5	57.0	90.0	21.3
Corporate general administrative and other costs	44.4	47.8	0.2	1.1	—	—
Reclamation and remediation - accretion (operating sites)	7.0	7.2	2.4	1.8	4.6	5.4
Sustaining capital expenditures	81.2	69.1	44.0	53.1	36.9	16.0
Sustaining lease payments	5.9	5.8	5.1	5.1	0.8	0.6
All-in sustaining costs on a by-product basis	353.0	208.2	176.2	118.1	132.3	43.3
Exploration and study costs	61.2	65.7	6.5	12.2	2.1	3.8
Non-sustaining capital expenditures	4.8	2.1	—	1.6	—	—
Care and maintenance and other costs	28.6	14.8	—	—	14.2	1.7
All-in costs on a by-product basis	447.6	290.8	182.7	131.9	148.6	48.8
Ounces sold (000s)	348.4	242.2	152.5	187.5	195.9	54.7
Pounds sold (millions)	60.1	73.4	60.1	73.4	—	—
Gold production costs ($/oz)	733	681	1,088	767	457	386
All-in sustaining costs on a by-product basis ($/oz)	1,013	860	1,156	630	675	791
All-in costs on a by-product basis ($/oz)	1,285	1,201	1,199	704	758	891
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,069	1,112	1,283	956	675	791
Copper production costs ($/pound)	2.29	1.70	2.29	1.70	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.69	2.12	2.69	2.12	n/a	n/a

Adjusted net earnings (loss) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31,		Years ended December 31,
($millions, except as noted)	2023	2022	2023	2022
Net loss	$(28.8)	$(130.1)	$(81.3)	$(77.2)
Adjust for items not associated with ongoing operations:
Reclamation expense (recovery) at the Molybdenum BU sites and the Kemess Project	50.0	(3.4)	34.2	(94.2)
Impairment loss, net of tax	34.1	138.2	34.1	138.2
Other non-operating losses at the Mount Milligan Mine	2.0	—	2.0	—
Unrealized foreign exchange loss(1)	2.5	—	0.2	—
Unrealized loss on non-hedge derivatives	1.6	—	1.6	—
Income and mining tax adjustments(2)	(0.2)	(14.0)	19.7	13.2
Gain on derecognition of the employee health plan benefit provision at the Langeloth Facility	—	(4.4)	—	(4.4)
Kumtor Mine legal costs and other related costs	—	—	—	15.0
Adjusted net earnings (loss)	$61.2	$(13.7)	$10.5	$(9.4)

Net loss per share - basic	$(0.13)	$(0.59)	$(0.37)	$(0.29)
Net loss per share - diluted	$(0.13)	$(0.59)	$(0.38)	$(0.31)
Adjusted net earnings (loss) per share - basic	$0.28	$(0.06)	$0.05	$(0.04)
Adjusted net earnings (loss) per share - diluted	$0.28	$(0.06)	$0.05	$(0.04)
(1)Effect of the foreign exchange movement on the reclamation provision at the Endako Mine and Kemess Project.
(2)Income tax adjustments reflect the impact of a one-time income tax levied by the Turkish government, impact of foreign currency translation on deferred income taxes at the Öksüt Mine and the Mount Milligan Mine, an election made under local legislation to account for inflation and increase the tax value of Öksüt Mine’s assets and a withholding tax expense on the expected repatriation of Öksüt Mine’s earnings.

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Cash provided by (used in) operating activities(1)	$145.4	$(9.8)	$29.1	$26.5	$144.3	$(11.9)	$(7.7)	$8.6	$(20.3)	$(33.0)
Deduct:
Property, plant & equipment additions(1)	(34.4)	(15.5)	(15.0)	(10.9)	(16.4)	(4.6)	(1.4)	—	(1.6)	—
Free cash flow (deficit)	$111.0	$(25.3)	$14.1	$15.6	$127.9	$(16.5)	$(9.1)	$8.6	$(21.9)	$(33.0)
(1)As presented in the Company’s condensed consolidated statements of cash flows.

	Years ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Cash provided by (used in) operating activities(1)	$245.6	$(2.0)	$113.9	$161.6	$275.1	$(17.5)	$(44.4)	$(9.3)	$(99.0)	$(136.8)
Deduct:
Property, plant & equipment additions(1)	(85.4)	(80.9)	(41.2)	(61.2)	(36.9)	(16.0)	(1.9)	(1.1)	(5.4)	(2.6)
Free cash flow (deficit)	$160.2	$(82.9)	$72.7	$100.4	$238.2	$(33.5)	$(46.3)	$(10.4)	$(104.4)	$(139.4)
(1)As presented in the Company’s condensed consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Additions to PP&E(1)	$67.9	$27.9	$36.6	$14.6	$27.1	$5.1	$1.4	$0.8	$2.8	$7.4
Adjust for:
Costs capitalized to the ARO assets	(17.6)	(11.7)	(6.8)	(4.4)	(10.4)	—	—	—	(0.4)	(7.3)
Costs capitalized to the ROU assets	(13.8)	(0.2)	(13.6)	—	(0.2)	(0.2)	—	—	—	—
Other(2)	(0.1)	(0.6)	0.2	(0.2)	(0.1)	(0.3)	—	—	(0.2)	(0.1)
Capital expenditures	$36.4	$15.4	$16.4	$10.0	$16.4	$4.6	$1.4	$0.8	$2.2	$—
Sustaining capital expenditures	34.5	15.3	16.4	9.9	16.4	4.6	1.4	0.8	0.3	—
Non-sustaining capital expenditures	1.9	0.1	—	0.1	—	—	—	—	1.9	—
(1)As presented in note 26 of the Company’s consolidated financial statements.
(2)Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Years ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Additions to PP&E(1)	$121.7	$275.1	$62.0	$49.2	$50.5	$14.2	$2.0	$1.8	$7.2	$209.9
Adjust for:
Costs capitalized to the ARO assets	(16.6)	6.4	(4.3)	5.5	(11.9)	1.9	—	—	(0.4)	(1.0)
Costs capitalized to the ROU assets	(16.5)	(0.4)	(13.7)	—	(1.4)	(0.4)	—	—	(1.4)	—
Costs relating to the acquisition of Goldfield Project	—	(208.2)	—	—	—	—	—	—	—	(208.2)
Other(2)	(0.3)	0.3	—	—	(0.3)	0.3	—	0.1	—	(0.1)
Capital expenditures	$88.3	$73.2	$44.0	$54.7	$36.9	$16.0	$2.0	$1.9	$5.4	$0.6
Sustaining capital expenditures	83.5	71.1	44.0	53.1	36.9	16.0	2.0	1.9	0.6	0.1
Non-sustaining capital expenditures	4.8	2.1	—	1.6	—	—	—	—	4.8	0.5
(1)As presented in note 26 of the Company’s consolidated financial statements.
(2)Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Costs per tonne are non-GAAP measures and can be reconciled as follows:

	Three months ended December 31,				Years ended December 31,
	Mount Milligan		Öksüt		Mount Milligan		Öksüt
(in millions of US dollars, except where noted)	2023	2022	2023	2022	2023	2022	2023	2022
Mining	$26.8	$27.8	$12.7	$3.3	$112.5	$96.7	$26.6	$19.2
Allocation of mining costs(1)	(1.6)	(1.5)	(8.8)	—	(9.1)	(21.3)	(20.8)	—
Milling	28.6	26.9	6.3	3.5	129.2	115.0	12.5	15.3
Site G&A costs	14.0	15.2	7.5	5.8	54.5	55.1	23.6	19.4
Change in inventory, royalties and other	(5.7)	1.4	28.4	(12.6)	16.3	23.5	47.7	(32.8)
Production costs	$62.1	$69.8	$46.1	$—	$303.4	$269.0	$89.6	$21.1
Ore and waste tonnes mined (000's tonnes)	12,397	10,185	3,499	995	50,015	44,362	9,873	9,159
Ore processed (000's tonnes)	5,775	5,504	1,202	750	21,680	21,348	2,519	3,776
Mining costs per tonne mined ($/tonne)	2.16	2.73	3.65	3.34	2.25	2.18	2.69	2.09
Processing costs per tonne processed ($/tonne)	4.96	4.89	5.23	4.72	5.96	5.39	4.98	4.05
Site G&A costs per tonne processed ($/tonne)	2.43	2.77	6.22	7.70	2.51	2.58	9.36	5.13
On site costs per tonne processed ($/tonne)	12.03	12.71	22.06	16.84	13.66	12.50	24.88	14.25
(1)Allocation of mining costs represents allocation to TSF for the Mount Milligan Mine and capitalized stripping for the Öksüt Mine.

Qualified Person & QA/QC – Non-Exploration (including Production information)

Jean-Francois St-Onge, Professional Engineer, member of the Professional Engineer of Ontario (PEO) and Centerra’s Senior Director, Technical Services, has reviewed and approved the scientific and technical information related to mineral reserves contained in this news release. Mr. St-Onge is a Qualified Person within the meaning of the Canadian Securities Administrator’s National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”).

Lars Weiershäuser, PhD, PGeo, and Centerra’s Director of Geology, has reviewed and approved the scientific and technical information related to mineral resources estimates contained in this news release. Dr. Weiershäuser is a Qualified Person within the meaning of NI 43-101.

AC (Chris) Hunter, Professional Geoscientist, member of the Engineers and Geoscientists of British Columbia (EGBC) and Centerra’s Senior Geologist, has reviewed and approved the scientific and technical information related to mineral resources estimates at Mount Milligan contained in this news release. Mr. Hunter is a Qualified Person within the meaning of Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

All mineral reserve and resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

All other scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Executive Vice President and Chief Operating Officer and Anna Malevich, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Senior Director, Projects each of whom is a qualified person for the purpose of NI 43-101.

The Mount Milligan Mine is described in a technical report pursuant to NI 43-101 dated November 7, 2022 (with an effective date of December 31, 2022) and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization of the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt Mine is described in a technical report pursuant to NI 43-101 dated September 3, 2015 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.
Supplementary Information: Exploration Update

Mount Milligan Mine

Refer to section “Recent Events and Developments” within the MD&A for the period ended December 31, 2023.

Öksüt Mine and Türkiye

At Oksut Mine, Türkiye, 5 diamond drill holes were completed to test for a potential deep porphyry target beneath the Keltepe pit. The quest to test for a deep porphyry deposit stemmed from historical holes drilled on the Öksüt license which had confirmed the presence of potassic alteration related to porphyry intrusive. Centerra also drilled two deep holes on the property. These holes were re-assessed during 2023 and concluded that the historic deep holes most likely drilled on the margins of the porphyry target zones and porphyry related potassic alteration is present. The holes intercepted zone of sericite ad potassic alteration but did not return with significant copper grade values.

At Ulu and Nallihan JV areas, surface geological mapping, rock and soil sampling programs were carried out.

Goldfield Project

Refer to section “Recent Events and Developments” within the MD&A for the period ended December 31, 2023.

Oakley Project

Refer to section “Recent Events and Developments” within the MD&A for the period ended December 31, 2023.

Qualified Person & QA/QC – Exploration

Exploration information and related scientific and technical information in this document regarding the Mount Milligan Mine were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Cheyenne Sica, Member of the Association of Professional Geoscientists Ontario and Exploration Manager, Canada at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Mount Milligan Mine is described in the Company’s most recent AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and in a technical report dated November 7, 2022 (with an effective date of December 31, 2022) prepared in accordance with NI 43-101, which is available on SEDAR at www.sedar.com.

Exploration information, and related scientific and technical information, in this document, with respect to the Öksüt Mine were prepared, reviewed, verified, and compiled in accordance with NI 43-101 by by Richard Adofo, Member of the Association of Professional Geoscientists Ontario and Vice President, Exploration & Resource at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Öksüt Mine is described in the Company’s most recent AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar, and in a technical report dated September 3, 2015 (with an effective date of June 30, 2015) prepared in accordance with NI 43-101, which is available on SEDAR at www.sedar.com.

Exploration information and other related scientific and technical information in this news release regarding the Goldfield Project and the Oakley exploration property were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Richard Adofo, Member of the Association of Professional Geoscientists Ontario and Vice President, Exploration & Resource at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Goldfield Project is described in the Company’s most recent AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

All other scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO), who is a qualified person for the purpose of NI 43-101.